Filed Pursuant to
Rule 424(b)(3)
Registration No. 333-174121

PROSPECTUS

MAGAL SECURITY SYSTEMS LTD.

SUBSCRIPTION RIGHTS TO PURCHASE UP TO 5,273,274 ORDINARY SHARES

We are distributing at no charge to the holders of our ordinary shares on June 29, 2011, which we refer to as the record date, subscription rights to purchase up to an aggregate of 5,273,274 of our ordinary shares.  We will distribute to you one right for every two ordinary shares that you own on the record date.  Your rights will be rounded down to the nearest whole number and accordingly, no fractional rights will be issued in the rights offering.  We understand that some members of the Tel Aviv Stock Exchange, which we refer to as the TASE, may record fractional securities for the accounts of their clients pursuant to their internal policies.

Each right entitles the holder to purchase, at a price of $3.03 per share, one ordinary share.  Holders who fully exercise their basic subscription rights will be entitled to subscribe for additional rights that remain unsubscribed as a result of any unexercised basic subscription rights, which we refer to as the over-subscription right.  If an insufficient number of shares are available to satisfy fully the over-subscription requests, then the available shares will be distributed proportionately among subscription rights holders who exercised their over-subscription right, based on the number of over-subscription rights to which they subscribed.  Rights may only be exercised for whole numbers of ordinary shares; no fractional ordinary shares will be issued in the rights offering. We understand that some TASE members may record fractional securities for the accounts of their clients pursuant to their internal policies.

The rights are exercisable beginning after 5:00 p.m., New York City time (midnight, Israel time) on June 29, 2011 and ending on July 25, 2011 at 5:00 p.m., New York City time (midnight, Israel time), unless we decide to terminate the rights offering earlier.  If you hold your rights through an Israeli brokerage company that holds the rights through our Israeli nominee company (the Nominee Company of Bank Leumi Le-Israel Ltd.), you must notify your Israeli brokerage company of your election to exercise your rights on or before July 20, 2011, at such time as determined by the applicable Israeli brokerage company.  Any rights not exercised at or before the applicable time will expire without any payment to the holders for those unexercised rights.

The issuance of ordinary shares purchased in the rights offering will be made on August 2, 2011.  American Stock Transfer & Trust Company, LLC will mail certificates representing ordinary shares purchased in the rights offering to record holders registered on our shareholder register maintained by it promptly after such date.  Beneficial owners of our ordinary shares whose shares are held by a nominee, such as a broker, dealer or bank (including the Nominee Company of Bank Leumi Le-Israel Ltd.), rather than in their own name, will have any ordinary shares acquired in the rights offering credited to the account of such nominee on such date.

There is no minimum subscription requirement to consummate the rights offering.  However, Mr. Nathan Kirsh, our principal shareholder and a director, has undertaken to exercise, directly or through entities affiliated with him, his basic subscription right in full and his over-subscription right in full, each up to a participation of no more than $15 million in this rights offering.

We may terminate or cancel the offering at any time prior to its expiration.  If the offering is terminated, then we will return your subscription price payment, but without any payment of interest.

You should carefully consider whether to exercise your subscription rights before the expiration date.  All exercises of subscription rights are irrevocable.  Our board of directors is making no recommendation regarding your exercise of the subscription rights.

The subscription rights may not be sold or transferred except for being transferable by operation of law, and will not be tradable on any trading market.

Our ordinary shares are traded on the NASDAQ Global Market and the TASE under the symbol “MAGS.”  The last sale price of our ordinary shares on the NASDAQ Global Market on June 20, 2011 was $3.03 per share and the last sale price of our ordinary shares on the TASE on June 20, 2011 was NIS 10.50 per share.  The ordinary shares issued in the rights offering will also be listed for trading on the NASDAQ Global Market and the TASE.  In accordance with the rules of the TASE, the TASE will reduce the opening price of our ordinary shares at the opening of trading on the TASE Ex-day, which is the first day that our ordinary shares will trade on the TASE without entitlement to receive the rights.

Investing in our securities involves a high degree of risk.  See “Risk Factors” beginning on page 17 to read about factors you should consider before deciding whether to exercise your subscription rights.

Neither the Securities and Exchange Commission, the Israel Securities Authority nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense under the laws of the United States and the laws of the State of Israel.

Prospectus dated June 21, 2011

You should rely only on the information included or incorporated by reference in this prospectus or any supplement or free writing prospectus prepared by us.  We have not authorized anyone to provide information or represent anything other than that contained in, or incorporated by reference in, this prospectus.  We have not authorized anyone to provide you with different information.  If you receive any other information, you should not rely on it.  We are not making an offer in any state or jurisdiction or under any circumstances where the offer is not permitted.  You should assume that the information in this prospectus or any supplement or free writing prospectus prepared by us is accurate only as of the date on their cover pages and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

In this prospectus, “we,” “us,” “our,” the “Company” and “Magal” refer to Magal Security Systems Ltd., an Israeli company, and its subsidiaries.

All references to “dollars” or “$” in this prospectus are to U.S. dollars, and all references to “shekels” or “NIS” are to New Israeli Shekels.

QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING

The following are examples of what we anticipate may be common questions about the rights offering.  The answers are based on selected information from this prospectus.  The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the rights offering.  This prospectus contains more detailed descriptions of the terms and conditions of the rights offering and provides additional information about us and our business, including potential risks relating to the rights offering, our business, our ordinary shares and our location in Israel.

Exercising the rights and investing in our securities involves a high degree of risk.  We urge you to carefully read the section entitled “Risk Factors” beginning on page 17 of this prospectus and all other information included or incorporated by reference in this prospectus in its entirety before you decide whether to exercise your rights.

Q:           What is a rights offering?

A:           A rights offering is a distribution of subscription rights on a pro rata basis to all existing shareholders of a company to buy a proportional number of additional securities at a given price.  We are distributing to holders of our ordinary shares, at no charge, as of the close of business on the record date (June 29, 2011), subscription rights to purchase up to an aggregate of 5,273,274 of our ordinary shares.  You will receive one subscription right for every two ordinary shares you own at the close of business on the record date.  Each right carries with it a basic subscription right and an over-subscription right.  The basic and over-subscription rights will be evidenced by subscription rights certificates, which may be physical certificates but will more likely be electronic instruments issued through the facilities of the Depository Trust Company, or DTC, in the United States and the TASE Clearing House in Israel.

Q:           Why are we undertaking the rights offering, and how will we use the proceeds from the rights offering?

A:           We are making the rights offering to raise funds primarily for general working capital purposes, including to facilitate the implementation of our new business strategy and the repayment of a $10 million bridge loan provided to us in September 2010 by Ki Corporation Limited, or Ki Corporation, a company owned by Mr. Nathan Kirsh, our principal shareholder and a director, that we obtained to allow us to begin to implement our new business strategy.  We had approximately $22.2 million of cash, cash equivalents, long term bank deposits and short term restricted bank deposits as of March 31, 2011.

The rights offering provides our existing shareholders the opportunity to participate in our capital-raising efforts in a manner that allows them to maintain, and possibly increase, their proportional ownership interest in us.

Q:           How much money will Magal raise as a result of the rights offering?

A:           We estimate that the net proceeds from the rights offering will be approximately $15.8 million, after deducting expenses related to the rights offering payable by us, estimated at approximately $225,000.

Q:           What is a right?

A:           We will issue one right for every two of our ordinary shares that you own on the record date.  Each right carries with it a basic subscription right and an over-subscription right and entitles the holder of the right the opportunity to purchase, at the subscription price of $3.03 per right, one ordinary share.  Your rights will be rounded down to the nearest whole number and accordingly, no fractional rights will be issued in the rights offering. We understand that some TASE members may record fractional securities for the accounts of their clients pursuant to their internal policies.

Q.           May I transfer my subscription rights?

A.           No. The subscription rights may not be sold or transferred except for being transferable by operation of law.  There will be no “trading day” on the NASDAQ Global Market or the TASE (or any other stock market) for the subscription rights.

Q:           What is a basic subscription right?

A:    Each basic subscription right gives you the opportunity to purchase one of our ordinary shares.  You may exercise any number of your basic subscription rights or you may choose not to exercise any subscription rights at all.

For example, if you own 2,000 of our ordinary shares on the record date and you are granted one basic subscription right for every two ordinary shares you own at that time, then you would have the basic right to purchase, at an aggregate price of up to $3,030, up to 1,000 ordinary shares.

If you hold your ordinary shares in the name of a broker, dealer, bank or other nominee who uses the services of the DTC or the TASE Clearing House, then DTC or the TASE Clearing House, as the case may be, will credit the account of the nominee with one right for every two ordinary shares you own at the record date.

Q:           What is an over-subscription right?

A:    If you elect to purchase all of the securities available to you pursuant to your basic subscription right, you may also elect to subscribe for additional rights that remain unsubscribed as a result of any other shareholders not exercising their basic subscription rights.  If an insufficient number of shares are available to satisfy fully the over-subscription requests, then the available shares will be distributed proportionately among subscription rights holders who exercised their over-subscription right, based on the number of over-subscription rights to which they subscribed.  Payments in respect of over-subscription rights are due at the time payment is made for the basic subscription right.  Any excess subscription price payments will be returned, without interest or deduction, promptly after the expiration of the rights offering.

Rights may only be exercised for whole numbers of ordinary shares; no fractional ordinary shares will be issued in the rights offering.  We understand that some TASE members may record fractional shares for the accounts of their clients pursuant to their internal policies.

Q:           Who may participate in the rights offering?

A:           Only holders of record of our ordinary shares as of June 29, 2011 (the record date) are entitled to participate in the rights offering.

Q:           Will the officers, directors and significant shareholders of Magal be exercising their rights?

A:           Our officers, directors and greater than 5% beneficial shareholders may participate in the rights offering, but other than Mr. Nathan Kirsh, none of our officers, directors or greater than 5% beneficial shareholders are obligated to so participate.  Mr. Kirsh, our principal shareholder and a director, has undertaken to exercise, directly or through entities affiliated with him, his basic subscription right in full and his over-subscription right in full, each up to a participation of no more than $15 million in this rights offering.  As of the date of this prospectus, Mr. Kirsh beneficially owns 25.3% of our outstanding shares.

Q:           Will the subscription rights and the ordinary shares that I receive upon exercise of my rights be tradable on the NASDAQ Global Market or the TASE?

A:           Our ordinary shares are listed on the NASDAQ Global Market and the TASE under the ticker symbol “MAGS.”  The ordinary shares issued in the rights offering will also be listed for trading on the NASDAQ Global Market and the TASE.  However, the subscription rights may not be sold or transferred except for being transferable by operation of law, and will not be tradable on the NASDAQ Global Market, the TASE or any other trading market.

Q:           How do I exercise my basic subscription right and over-subscription right?

A:           Shortly after the record date we will send a rights certificate to each holder of our ordinary shares that on the record date is registered in our shareholder register maintained by American Stock Transfer & Trust Company, LLC, the transfer agent of our ordinary shares, which is also acting as the U.S. subscription agent for the rights offering.  The rights certificate will evidence the number of rights issued to each holder and will be accompanied by a copy of this prospectus.

If you are a record holder of our ordinary shares and you wish to exercise your subscription rights, you should complete the exercise form on the back of the rights certificate and send the certificate, accompanied by the subscription price, to the U.S. subscription agent.  The subscription rights certificate, together with full payment of the subscription price, must be received by the U.S. subscription agent on or prior to the expiration date of the rights offering.

If you are a record holder, in order to properly exercise your over-subscription right, you must: (i) indicate on your subscription rights certificate that you submit with respect to the exercise of the rights issued to you how many additional rights you are willing to exercise pursuant to your over-subscription right and (ii) concurrently deliver the subscription payment related to your over-subscription right at the time you make payment for your basic subscription right.  All funds from over-subscription rights that are not honored will be promptly returned to shareholders, without interest or deduction.

If you use the mail, we recommend that you use insured, registered mail, return receipt requested.  We will not be obligated to honor your exercise of subscription rights if the U.S. subscription agent receives the documents relating to your exercise after the rights offering expires, regardless of when you transmitted the documents.

If you are a record holder that resides in Israel, rather than exercising via the U.S. subscription agent, you may, at your option, exercise your subscription rights by delivering your executed subscription rights certificate to our offices in Yehud, Israel, accompanied by evidence of a wire transfer or a bank check drawn on a bank located in Israel payable to Magal Security Systems Ltd.  Payment to us may be denominated in U.S. dollars or in NIS, at the representative rate of exchange most recently published by the Bank of Israel at the time of payment.  The subscription rights certificate, together with full payment of the subscription price, must be received by us on or prior to the expiration date of the rights offering.

If you are a beneficial owner of our ordinary shares and hold them through a broker, dealer, bank or other nominee (including a member of DTC or the TASE Clearing House), rather than in your own name, and you wish to exercise your subscription rights, you should contact your nominee to exercise your subscription rights sufficiently in advance of the expiration of the subscription period in order to ensure timely delivery of a subscription rights certificate reflecting your exercise.  Your nominee will instruct you as to the proper time and payment of the subscription price.  Clients of TASE Clearing House members must deliver their completed subscription rights certificates to the applicable member by July 20, 2011, at the time determined by the applicable member.  The related payment will be collected from clients of TASE members and will be transferred to Magal against the issuance of the applicable shares on August 2, 2011.  If you exercise your rights through the TASE Clearing House, the payment must be denominated in NIS, at the “known” representative rate of exchange on August 1, 2011, which is the representative rate of exchange published by the Bank of Israel on the date prior to the payment date.  See also "The Rights Offering- Exercise of Rights by Beneficial Owners Who Are Not Record Holders" and "The Rights Offering- Procedures Applicable to Holders of Shares Through our Israeli Nominee Company."

Q:           Am I required to subscribe in the rights offering?

A:           No.  You may exercise any number of your subscription rights, or you may choose not to exercise subscription rights at all.

Q:           What happens if I choose not to exercise my subscription rights?

A:           You will retain your current number of ordinary shares even if you do not exercise your basic subscription rights.  However, if you do not exercise your basic subscription right in full, the percentage of our ordinary shares that you own will decrease, and your voting and other rights will be diluted to the extent that other shareholders exercise their basic and over-subscription rights.  In addition, if Mr. Kirsh’s over-subscription commitment is used due to not enough exercises of subscription rights, Mr. Kirsh’s percentage ownership of our ordinary shares will increase.

Q:           When will the subscription rights expire?

A:           The subscription rights will expire, if not exercised, at 5:00 p.m., New York City time (midnight, Israel time) on July 25, 2011, unless we decide to terminate the rights offering earlier.  We or the U.S. subscription agent must actually receive all required documents and payments before that time and date.  If you hold your rights through an Israeli brokerage company that holds the rights through our Israeli nominee company (the Nominee Company of Bank Leumi Le-Israel Ltd.), you must notify your Israeli brokerage company of your election to exercise your rights on or before July 20, 2011, at such time as determined by the applicable Israeli brokerage company.  The related payment will be collected from the clients of TASE members and will be transferred to Magal on August 2, 2011.  Any rights not exercised at or before the applicable time will expire without any payment to the holders for those unexercised rights.  See “The Rights Offering – Expiration of the Rights Offering.”

If you hold your shares through a broker, dealer or other nominee (including through members of the TASE), you will be required to comply with the procedural requirements of such nominee, including the procedures relating to the last time by which you may be required to provide notice of your intention to exercise your rights.  For further information see "The Rights Offering- Exercise of Rights by Beneficial Owners Who Are Not Record Holders" and "The Rights Offering- Procedures Applicable to Holders of Shares Through our Israeli Nominee Company."

If you do not timely exercise your rights in accordance with the procedures applicable to you, your ability to exercise the rights and purchase the ordinary shares will expire.

Q:           Will Magal be requiring a minimum dollar amount of subscriptions to consummate the rights offering?

A:           No.  There is no minimum subscription requirement to consummate the rights offering.  However, Mr. Kirsh, our principal shareholder and a director, has undertaken to exercise, directly or through entities affiliated with him, his basic subscription right in full and his over-subscription right in full, each up to a participation of no more than $15 million in this rights offering.

Q:           What is the over-subscription commitment?

A:           In connection with the rights offering, Mr. Kirsh, our principal shareholder and a director, has undertaken to exercise, directly or through entities affiliated with him, his basic subscription right in full and his over-subscription right in full, each up to a participation of no more than $15 million in this rights offering.  Mr. Kirsh is not receiving any compensation for his over-subscription commitment.

Q:           Is exercising my subscription rights risky?

A:           The exercise of your subscription rights and over-subscription rights (and the resulting ownership of our ordinary shares) involves a high degree of risk.  Exercising your subscription rights means buying ordinary shares and should be considered as carefully as you would consider any other equity investment.  You should carefully consider the information under the heading “Risk Factors” and all other information included in this prospectus before deciding to exercise your subscription rights.

Q:           After I exercise my subscription rights, can I change my mind and cancel my purchase?

A:           No.  Once you send in your subscription rights certificate and payment, you cannot revoke the exercise of either your basic or over-subscription rights, even if the market price of our ordinary shares is below the $3.03 per share subscription price.  You should not exercise your subscription rights unless you are certain that you wish to purchase additional ordinary shares at the proposed subscription price.  Any rights not exercised at or before the expiration date will expire worthless without any payment to the holders for those unexercised rights.

Q:           Can the board of directors cancel, terminate or amend the rights offering?

A:           Our board of directors may decide to cancel or terminate the rights offering at any time and for any reason prior to 5:00 p.m. New York City time (midnight, Israel time) on July 18, 2011.  If our board of directors cancels or terminates the rights offering, we will issue a press release notifying shareholders of the cancellation or termination, and any money received from subscribing shareholders will be promptly returned, without interest or deduction.  If we cancel or terminate the rights offering, the adjustment made by the TASE to the opening price of our ordinary shares at the opening of trading on the TASE Ex-day (which is the first TASE trading day after the record date) will not be reversed.

We may not amend or modify the terms of the rights offering, nor can we extend the expiration date of the rights offering.

Q:           What should I do if I want to participate in the rights offering but my ordinary shares are held in the name of my broker, dealer, bank or other nominee and not in my name?

A:    Beneficial owners of our ordinary shares whose shares are held by a nominee, such as a broker, dealer, bank or trustee, rather than in their own name, must contact that nominee to exercise their rights.  In that case, the nominee will complete the subscription rights certificate on behalf of the beneficial owner and arrange for proper payment by one of the methods described above.

Clients of TASE Clearing House members must deliver their completed subscription rights certificates to the applicable member by July 20, 2011, at the time determined by the applicable member.  The members of the TASE Clearing House must deliver notices of rights exercised pursuant to the basic and over-subscription rights to the TASE Clearing House by 9:00 am (Israel time) on July 24, 2011 and the related payment will be transferred to us on August 2, 2011.

See "The Rights Offering- Exercise of Rights by Beneficial Owners Who Are Not Record Holders" and "The Rights Offering- Procedures Applicable to Holders of Shares Through our Israeli Nominee Company."

Q:           Will I be charged a sales commission or a fee if I exercise my subscription rights?

A:           We will not charge a brokerage commission or a fee to subscription rights holders for exercising their subscription rights.  However, if you exercise your subscription rights and/or sell any underlying ordinary shares through a broker, dealer, bank or other nominee, you will be responsible for any fees charged by your broker, dealer, bank or other nominee.

Q:           What is the recommendation of the board of directors regarding the rights offering?

A:           None of Magal, our board of directors or the U.S. subscription agent is making any recommendation as to whether or not you should exercise your subscription rights.  You are urged to make your decision in consultation with your own advisors as to whether or not you should participate in the rights offering or otherwise invest in our securities and only after considering all of the information included in this prospectus, including the “Risk Factors” section that follows.

Q:           How were the terms of the rights offering established?

A:           Our board of directors appointed a special committee to oversee the rights offering and make a recommendation to the board of directors with respect to the terms of the rights offering.  The special committee is composed of the chairman of our board of directors and our two outside directors within the meaning of Israeli law.  The special committee recommended the subscription price to our board of directors, which in turn considered the terms of the rights offering.  In determining the pricing of the rights offering, the special committee and our board of directors considered, among other things, the fairness opinion of Tamir Fishman & Co., Ltd., or Tamir Fishman, the need to offer the shares at a price that would be attractive to investors relative to the then current trading price for our ordinary shares, historical and current trading prices for our ordinary shares, general conditions in the financial services industry; the need for capital and alternatives available to us for raising capital; potential market conditions; the fact that the rights are not transferable but that holders of rights will have an over-subscription right, and the desire to provide an opportunity to our shareholders to participate in the rights offering on a pro rata basis.  In conjunction with its review of these factors, the special committee and our board of directors reviewed our history and prospects, including our past and present earnings, our prospects for future earnings, and the outlook for our industry, our current financial condition and a range of subscription prices compared to market prices in various prior rights offerings.

The subscription price does not necessarily bear any relationship to any other established criteria for value.  You should not consider the subscription price as an indication of value of our company or our ordinary shares.  You should not assume or expect that, after the rights offering, our ordinary shares will trade at or above the subscription price in any given time period.  The market price of our ordinary shares may decline during or after the rights offering, and you may not be able to sell the shares of our ordinary shares purchased during the rights offering at a price equal to or greater than the subscription price.  You should obtain a current quote for our ordinary shares before exercising your subscription rights and make your own assessment of our business and financial condition, our prospects for the future, and the terms of this rights offering.  On June 20, 2011, the last reported sale price of our ordinary shares on the NASDAQ Global Market was $3.03 per share and on June 20, 2011, the last reported sale price of our ordinary shares on the TASE was NIS 10.50 per share.

Q:           What are the U.S. federal income tax consequences of receiving or exercising my subscription rights?

A:           A U.S. holder of ordinary shares likely will not recognize any income, gain or loss for U.S. federal income tax purposes in connection with the receipt or exercise of subscription rights.  You should consult your own tax advisor as to the particular consequences to you of the rights offering.  See “Material U.S. Federal Income Tax Considerations.”

Q:           What are the Israeli income tax consequences of receiving or exercising my subscription rights?

A:           An Israeli holder of ordinary shares likely will not recognize any income, gain or loss for Israeli income tax purposes in connection with the receipt or exercise of subscription rights.  However, no tax ruling from the Israeli Income Tax Authority will be sought for the rights offering.  You should consult your own tax advisor as to the particular consequences to you of the rights offering.  See “Certain Israeli Tax Considerations.”

Q:           How many ordinary shares will be outstanding after the rights offering?

A:           The number of ordinary shares that will be outstanding immediately after the completion of the rights offering will be 15,819,822 ordinary shares, assuming full participation in the rights offering.

Q:           If I exercise my subscription rights, how will I receive ordinary shares in the rights offering?

A:           The issuance of ordinary shares purchased in the rights offering will be made on August 2, 2011.  American Stock Transfer & Trust Company, LLC will mail certificates representing ordinary shares purchased in the rights offering to record holders registered on our shareholder register maintained by it promptly after such date.  Beneficial owners of our ordinary shares whose shares are held by a nominee, such as a broker, dealer or bank (including the Nominee Company of Bank Leumi Le-Israel Ltd.), rather than in their own name, will have any ordinary shares acquired in the rights offering credited to the account of such nominee on such date.

Q.           How will this rights offering affect the price of our ordinary shares on the Tel Aviv Stock Exchange and on NASDAQ?

A.           NASDAQ will not reduce the opening price of our ordinary shares at the opening of trading on the NASDAQ Ex-day, which is the first day that our ordinary shares will trade on NASDAQ without entitlement to receive the rights.  The NASDAQ Ex-day for the rights offering will be the first trading day on NASDAQ following the record date and therefore, will be June 30, 2011.  The TASE will reduce the opening price of the ordinary shares at the opening of trading on the TASE Ex-day, which is the first day that our ordinary shares will trade on the TASE without entitlement to receive the rights.  The TASE Ex-day for the rights offering will be the first trading day on the TASE following the record date and therefore, will be June 30, 2011.  For this purpose the TASE employs a reduction formula in which the numerator is the sum of: (i) the number of shares entitling the shareholder to one right, referred to as the Base Unit, multiplied by the share’s closing price on the TASE on the record date, referred to as the Closing Price, and (ii) the subscription price; and the denominator is the sum of the Base Unit and the number of shares issuable upon exercise of one right, provided however, that if the Closing Price is lower than the result of the foregoing formula, the opening price on the TASE Ex-day will be the Closing Price. For example, if the Closing Price is NIS 10.50 and the subscription price is NIS 10.48, then the TASE will reduce the opening price of our ordinary shares at the opening of trading on the TASE Ex-day to NIS 10.49.

Q:           Who is the U.S. subscription agent for the rights offering?

A:           The U.S. subscription agent is American Stock Transfer & Trust Company, LLC.  The address for delivery to the U.S. subscription agent is as follows:

By Mail or Overnight Courier:
American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
Attention: Reorganization Department

By Hand Delivery:
American Stock Transfer & Trust Company, LLC
59 Maiden Lane
New York, NY 10038
Attention: Reorganization Department

Your delivery to the U.S. subscription agent to an address other than the address set forth above will not constitute valid delivery and, accordingly, may be rejected by us.

Q:           What should I do if I have other questions?

A:           If you have any questions or need further information about the rights offering, please contact our Information Agent for the rights offering Phoenix Advisory Partners, toll free at (800) 576-4314 or if you are a bank or broker at (212) 493-3910, or, if you are located in Israel, you may also contact Ilan Ovadia, our Chief Financial Officer, at +972-3- 5391490, during their respective normal business hours.  For a more complete description of the rights offering, see “The Rights Offering.”

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding our company and the rights offering, including “Risk Factors” and our consolidated financial statements and related notes, included elsewhere or incorporated by reference in this prospectus.  This summary highlights selected information from this prospectus and does not contain all of the information that may be important to you.

Magal Security Systems Ltd.

We are a leading international solutions provider of security, safety and site management solutions and products.  Based on more than 35 years of experience and interaction with customers, we have developed a unique set of solutions and products, optimized for perimeter, outdoor and general security applications.  Our turnkey solutions are typically integrated and managed by sophisticated modular command and control software, supported by expert systems for real-time decision support.  Our broad portfolio of critical infrastructure and site protection technologies includes a variety of smart barriers and fences, fence mounted detectors, virtual (volumetric) fences and gates, buried and concealed detection systems and a sophisticated protection package for sub-surface intrusion.  A world class innovator in the development of closed-circuit television, intelligent video analytics and motion detection technology for outdoor operation, we have successfully installed customized solutions and products in more than 75 countries worldwide.

We were incorporated under the laws of the State of Israel on March 27, 1984.  Our principal executive offices and Israeli-based manufacturing and research and development facilities are located near Tel Aviv, Israel, in the Yehud Industrial Zone.  Our mailing address is P.O. Box 70, Industrial Zone, Yehud 56100, Israel and our telephone number is +972-3-539-1444.  Our agent for service of process in the United States is Senstar Inc., 13800 Coppermine Road, Second Floor, Herndon, Virginia 20171.  Our address on the Internet is www.magal-S3.com.  The information on our website is not incorporated by reference and should not be considered as part of this prospectus.

Recent Developments

Proxy Contest.  An attempt to replace the majority of our board of directors by certain dissident shareholders was rejected by our shareholders at an extraordinary general meeting held on August 12, 2010.  Our shareholders also approved this rights offering at the extraordinary general meeting.

New Strategic Plan.  In June 2010, we adopted a new strategic plan in an effort to establish a viable growth path for our business.  Pursuant to the strategic plan, we decided to focus our growth plan on our historical primary markets: perimeter products and solutions and turnkey projects.  We have appointed a new vice president - products for our perimeter products segment, who is focused solely on the sales of our products.  We intend to increase revenues in this segment by locating new channels to promote and market our products, maintaining technology leadership, investing in our research and development activities, entering into original equipment manufacturer, or OEM, agreements and by acquiring technologies or by mergers and acquisitions.  We intend to focus on and improve our presence in emerging markets such as Brazil, Russia, India and China, or the BRIC countries, in order to increase our exposure to small and medium size business opportunities for both our perimeter products and solutions and turnkey projects segments.  We are also investing in our employees in order to enhance their professional skills and efficiency.

Bridge Loan.  To allow us to begin to implement our new strategic plan, on September 8, 2010, Ki Corporation, a company owned by Mr. Nathan Kirsh, our principal shareholder and a director, provided us with a bridge loan in the principal amount of $10.0 million.  Since March 7, 2011 (180 days after the loan was provided), the bridge loan accrues interest at the rate of LIBOR + 4% per year, calculated from the date of the loan and accumulated on a quarterly basis.  Our Audit Committee and Board of Directors believe that the loan is on terms that are favorable to our company, as the market interest rate for similar loans in Israel is approximately 6.7% per year.  The loan is due and payable on January 10, 2012, and we have an option to extend the maturity date for an additional 60 days.  Any interest will be paid together with, and in the same manner as, the principal, no later than the maturity date.  We intend to use part of the proceeds from this rights offering for the repayment of the bridge loan, which amounts to $10.3 million, including accrued interest, as of the date of this prospectus.  We have undertaken to repay such amount within five business days after the successful completion of the rights offering.

Private Placement.  On June 17, 2011, we completed a private placement of 150,000 of our ordinary shares to Ki Corporation, a company owned by Mr. Nathan Kirsh, at an initial price per share of $3.04, which is equal to the closing price of our ordinary shares on the NASDAQ Global Market on the date prior to the private placement.  Upon the record date of the rights offering, the price per share paid by Ki Corporation will be adjusted to the higher of the price per share in the rights offering and the closing price of our ordinary shares on the NASDAQ Global Market on the date prior to the record date of the rights offering, but in any event not less than the initial purchase price paid in the private placement.  The private placement consideration from Ki Corporation was paid to us by means of a partial offset against the outstanding principal amount and accrued interest under the bridge loan that it provided to us on September 8, 2010.  The private placement was approved by our shareholders at an extraordinary general meeting held on August 12, 2010 as a private placement that intends to allow Mr. Kirsh and his affiliates to hold more than 25% of our outstanding share capital.

The Rights Offering

Securities Offered
We are distributing at no charge to the holders of our ordinary shares on June 29, 2011, which we refer to as the record date, subscription rights to purchase up to an aggregate of 5,273,274 of our ordinary shares.  We will distribute one right to the holder of record of every two ordinary shares that is held by the holder of record on the record date.  Based on 10,546,548 shares outstanding on the date hereof, we will issue approximately 5,273,274 rights in the rights offering.  We expect the total subscription price for the subscription rights offered in the rights offering to be $16.0 million, assuming full participation in the rights offering.  All the holders of outstanding options as of the date of this prospectus have agreed not to exercise such options prior to the record date.

Basic Subscription Right
Each right, which we refer to as the basic subscription right, entitles the holder to purchase, for the subscription price of $3.03, one ordinary share.  Rights will be rounded down to the nearest whole number and accordingly, no fractional rights will be issued in the rights offering. With respect to ordinary shares registered on our shareholder register maintained by our U.S. transfer agent, including those held in the name of DTC (other than those held for the account of the TASE Clearing House), such rounding will be made with respect to each record and beneficial shareholder.  With respect to ordinary shares held for the account of the TASE Clearing House or in the name of the Nominee Company of Bank Leumi Le-Israel Ltd., such rounding will be made with respect to each nominee rather than each beneficial shareholder. We understand that some TASE members may record fractional securities for the accounts of their clients pursuant to their internal policies.

Rights may only be exercised for whole numbers of ordinary shares; no fractional ordinary shares will be issued in the rights offering.  We understand that some TASE members may record fractional securities for the accounts of their clients pursuant to their internal policies.

Over-Subscription Right
Holders who fully exercise their basic subscription rights will be entitled to subscribe for additional rights that remain unsubscribed as a result of any unexercised basic subscription rights, which we refer to as the over-subscription right.  If an insufficient number of shares are available to satisfy fully the over-subscription requests, then the available shares will be distributed proportionately among subscription rights holders who exercised their over-subscription right, based on the number of over-subscription rights to which they subscribed.  Any excess subscription price payments will be returned, without interest or deduction, promptly after the expiration of the rights offering.

Record Date	Close of business on June 29, 2011.
Commencement Date of Subscription Period	After 5:00 p.m., New York City time (midnight, Israel time) on June 29, 2011.
Expiration Date of Subscription Period
5:00 p.m., New York City time (midnight, Israel time) on July 25, 2011, unless we decide to terminate the rights offering earlier.  We or the U.S. subscription agent must actually receive all required documents and payments before that time and date.

If you hold your rights through an Israeli brokerage company that holds the rights through our Israeli nominee company (the Nominee Company of Bank Leumi Le-Israel Ltd.), you must notify your Israeli brokerage company of your election to exercise your rights on or before July 20, 2011, at such time as determined by the applicable Israeli brokerage company.  Any rights not exercised at or before the applicable time will have no value and expire without any payment to the holders for those unexercised rights.

Subscription Price	$3.03 per right, payable in immediately available funds.
Over-subscription Commitment
Mr. Nathan Kirsh, our principal shareholder and a director, has undertaken to exercise, directly or through entities affiliated with him, his basic subscription right in full and his over-subscription right in full, each up to a participation of no more than $15 million in this rights offering.  As of the date of this prospectus, Mr. Kirsh beneficially owns 25.3% of our outstanding shares.

Use of Proceeds
The proceeds from the rights offering, less fees and expenses incurred in connection with the rights offering, will be used for general working capital purposes, including to facilitate the implementation of our new business strategy and the repayment of a $10 million bridge loan provided to us by Ki Corporation, a company owned by Mr. Nathan Kirsh, our principal shareholder and a director, that we obtained in order to allow us to begin to implement our new strategic plan.  As part of our new strategic plan, we may use a portion of the net proceeds for the acquisition of, or investment in, business, technologies or products that complement our business.  We currently have no specific plans, commitments, proposals, arrangements or agreements for any future acquisitions or investments.

Transferability	The rights may not be sold or transferred except for being transferable to affiliates of the recipient and by operation of law.

No Recommendation
Our board of directors makes no recommendation to you about whether you should exercise any rights.  You are urged to consult your own financial advisors in order to make an independent investment decision about whether to exercise your rights.  Please see the section of this prospectus entitled “Risk Factors” for a discussion of some of the risks involved in investing in our securities.

No Revocation	If you exercise any of your basic or over-subscription rights, you will not be permitted to revoke or change the exercise or request a refund of monies paid.
U.S. Federal Income Tax Considerations
A U.S. holder of ordinary shares likely will not recognize any income, gain or loss for U.S. federal income tax purposes in connection with the receipt or exercise of subscription rights.  You should consult your own tax advisor as to the particular consequences.  For a detailed discussion, see “Material U.S. Federal Income Tax Considerations.”

Israeli Income Tax Considerations
An Israeli holder of ordinary shares likely will not recognize any income, gain or loss for Israeli income tax purposes in connection with the receipt or exercise of subscription rights; however, no tax ruling from the Israeli Income Tax Authority has been or will be sought for the rights offering.  You should consult your own tax advisor as to the particular consequences to you of the rights offering.  For a detailed discussion, see “Certain Israeli Tax Considerations.”

Termination, Cancellation and Amendment
We may terminate or cancel the offering in our sole discretion at any time on or before July 18, 2011 for any reason (including, without limitation, a change in the market price of our ordinary shares).  If the offering is terminated, all rights will expire without value and we will promptly arrange for the refund, without interest or deduction, of all funds received from holders of subscription rights.  Any termination or cancellation of the rights offering will be followed as promptly as practicable by an announcement.  If we cancel or terminate the rights offering, the adjustment made by the TASE to the opening price of our ordinary shares at the opening of trading on the TASE Ex-day (which is the first day that our ordinary shares will trade on the TASE without entitlement to receive the rights) will not be reversed.

We may not amend or modify the terms of the rights offering, nor can we extend the expiration date of the rights offering.

Procedure for Exercising Rights
If you are the record holder of our ordinary shares, to exercise your rights you must complete the subscription rights certificate and deliver it to the U.S. subscription agent, American Stock Transfer & Trust Company, LLC together with full payment for all the subscription rights (pursuant to both the basic subscription right and the over-subscription right) you elect to exercise.  The U.S. subscription agent must receive the proper forms and payments on or before the expiration date.  You may deliver the documents and payments by mail or commercial courier.  If regular mail is used for this purpose, we recommend using registered mail, properly insured, with return receipt requested.  If you are a record holder that resides in Israel, rather than exercising via the U.S. subscription agent, you may, at your option, exercise your subscription rights by delivering your executed subscription rights certificate to our offices in Yehud, Israel, accompanied by evidence of a wire transfer or a bank check drawn on a bank located in Israel payable to Magal Security Systems Ltd.  Payment to us may be denominated in U.S. dollars or in NIS, at the representative rate of exchange most recently published by the Bank of Israel at the time of payment.

If you are a beneficial owner of our ordinary shares and hold them through a broker, dealer, bank or other nominee (including a member of DTC or the TASE Clearing House), you should instruct your broker, dealer, bank or other nominee in accordance with the procedures described in the section of this prospectus entitled “The Rights Offering – Methods for Exercising Rights--Shareholders Whose Ordinary Shares are Held by a Nominee” and "The Rights Offering – Procedures Applicable to Holders of Shares Through our Israeli Nominee Company.”  If you hold your rights through an Israeli brokerage company that holds the rights through our Israeli nominee company (the Nominee Company of Bank Leumi Le-Israel Ltd.), you must notify your Israeli brokerage company of your election to exercise your rights on or before July 20, 2011, at such time as determined by the applicable Israeli brokerage company.  The related payment will be collected from the clients of TASE members and will be transferred to Magal on August 2, 2011.

U.S. Subscription Agent	American Stock Transfer & Trust Company, LLC
Israeli Subscription Agent	The Nominee Company of Bank Leumi Le-Israel Ltd.
Questions
If you have any questions or need further information about the rights offering, please contact our Information Agent for the rights offering Phoenix Advisory Partners, toll free at (800) 576-4314 or if you are a bank or broker at (212) 493-3910, or, if you are located in Israel, you may also contact Mr. Ilan Ovadia, our Chief Financial Officer at +972-3-5391490, during their respective normal business hours.

Shares Outstanding on the Date of this Prospectus
10,546,548 shares outstanding as of the date of this prospectus (which excludes 589,334 ordinary shares issuable upon the exercise of outstanding options).  All the holders of outstanding options as of the date of this prospectus have agreed not to exercise such options prior to the record date.

Shares Outstanding after Completion of the Rights Offering
15,819,822 of our ordinary shares will be outstanding immediately after the completion of the rights offering, assuming full participation in the rights offering (which excludes 589,334 ordinary shares issuable upon the exercise of outstanding options).

Issuance of Our Ordinary Shares
The issuance of ordinary shares purchased in the rights offering will be made on August 2, 2011.

American Stock Transfer & Trust Company, LLC will mail certificates representing ordinary shares purchased in the rights to record holders registered on our shareholder register maintained by it promptly after such date.  Beneficial owners of our ordinary shares whose shares are held by a nominee will have any ordinary shares acquired in the rights offering credited to the account of such nominee on such date.

Risk Factors	Shareholders considering making an investment in our securities should consider the risk factors described in the section of this prospectus entitled “Risk Factors.”
Fees and Expenses	We will bear the fees and expenses relating to the rights offering.
Trading Markets
Our ordinary shares are listed on the NASDAQ Global Market and the TASE under the ticker symbol “MAGS.”  The ordinary shares issued in the rights offering will also be listed for trading on the NASDAQ Global Market and the TASE.

RISK FACTORS

An investment in our securities is speculative and involves a high degree of risk.  Therefore, you should not invest in our securities unless you are able to bear a loss of your entire investment.  You should carefully consider the following factors as well as the other information contained in this prospectus and in the other reports that we file with the Securities and Exchange Commission and that we incorporate by reference into this prospectus before deciding to invest in our securities.  This prospectus and statements that we may make from time to time may contain forward-looking information.  There can be no assurance that actual results will not differ materially from our expectations, statements or projections. Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties relating to our business described below.  The information in this prospectus is complete and accurate as of the date of this prospectus, but the information may change thereafter.

Risks Relating to the Rights Offering

Your interest in our company may be diluted as a result of the rights offering.

Holders of ordinary shares who do not fully exercise their respective rights should expect that they will, at the completion of the rights offering, own a smaller proportional interest in our company than would otherwise be the case had they fully exercised their subscription rights.

Our directors and executive officers own a substantial percentage of our ordinary shares, which may increase if the offering is completed.

As a group, our officers and directors beneficially owned approximately 35.1% of our outstanding ordinary shares as of June 20, 2011.  Mr. Kirsh, our principal shareholder and a director, beneficially owned 2,666,267 ordinary shares or 25.3% of our outstanding ordinary shares as of such date.  Mr. Kirsh, our principal shareholder and a director, has undertaken to exercise, directly or through entities affiliated with him, his basic subscription right in full and his over-subscription right in full, each up to a participation of no more than $15 million in this rights offering.  If the offering is completed, the beneficial ownership of our officers and directors may increase.  As a result, if these shareholders acted together, they could exert significant influence on the election of our directors (other than outside directors, within the meaning of the Israeli Companies Law) and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets.  This concentration of ownership of our ordinary shares could delay or prevent mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares.  This concentration of ownership may also adversely affect our share price.

The rights offering may cause the price of our ordinary shares to decrease.

The subscription price, together with the number of ordinary shares we propose to issue and ultimately will issue if the rights offering is completed, may result in an immediate decrease in the market value of our ordinary shares.  This decrease may continue after the completion of the rights offering.  If that occurs, you may have committed to buy ordinary shares in the rights offering at a price greater than the prevailing market price.  Further, if a substantial number of rights are exercised and the holders of the ordinary shares received upon exercise of those rights choose to sell some or all of those ordinary shares, the resulting sales could depress the market price of our ordinary shares.  Following the exercise of your rights you may not be able to sell your ordinary shares at a price equal to or greater than the subscription price.

You could be committed to buying ordinary shares above the prevailing market price.

Once you exercise your basic and any over-subscription rights, you may not revoke such exercise (unless we amend the terms of the rights offering) even if you later learn information that you consider to be unfavorable to the exercise of your rights.  The market price of our ordinary shares may decline prior to the expiration of the rights offering or a subscribing rights holder may not be able to sell ordinary shares purchased in the rights offering at a price equal to or greater than the subscription price.

If we terminate the rights offering for any reason, we will have no obligation other than to return subscription monies promptly.

We may decide, in our discretion and for any reason, to cancel or terminate the rights offering at any time prior to the expiration date.  If the rights offering is terminated, we will have no obligation with respect to rights that have been exercised except to return promptly, without interest or deduction, the subscription monies deposited with the U.S. subscription agent or us.  If we terminate the rights offering and you have not exercised any rights, such rights will expire worthless.  If we cancel or terminate the rights offering, the adjustment made by the TASE to the opening price of our ordinary shares at the opening of trading on the TASE Ex-day (which is the first day that our ordinary shares will trade on the TASE without entitlement to receive the rights) will not be reversed.

Our ordinary share price may be volatile as a result of the rights offering.

The trading price of our ordinary shares may fluctuate substantially.  The price of the ordinary shares that will prevail in the market after the rights offering may be higher or lower than the subscription price depending on many factors, some of which are beyond our control and may not be directly related to our operating performance.  These factors include, but are not limited to, the factors described under “ – Risks Relating to Our Ordinary Shares - Volatility of the market price of our ordinary shares could adversely affect our shareholders and us.”

The subscription price determined for the rights offering is not an indication of the value of our ordinary shares.

The subscription price for the ordinary shares in the rights offering was set by our board of directors and does not necessarily bear any relationship to the book value of our assets, results of operations, cash flows, losses, financial condition or any other established criteria for value.  You should not consider the subscription price as an indication of the value of our ordinary shares.  After the date of this prospectus, our ordinary shares may trade at prices above or below the subscription price.

We will have broad discretion in the use of the net proceeds from the rights offering and may not use the proceeds effectively.

We plan to use the proceeds of the rights offering primarily for general working capital purposes, including to facilitate the implementation of our new business strategy and the repayment of any outstanding amounts under a $10 million bridge loan provided to us by Ki Corporation, a company owned by Mr. Nathan Kirsh, our principal shareholder and a director, that we obtained to allow us to begin to implement our new strategic plan.  As part of our new strategic plan, we may use a portion of the net proceeds for the acquisition of, or investment in, business, technologies or products that complement our business.  We currently have no specific plans, commitments, proposals, arrangements or agreements for any future acquisitions or investments.  We will not be restricted to such uses and will have broad discretion in determining how the proceeds of the rights offering will be used.  Our discretion is not substantially limited by the uses set forth in this prospectus in the section entitled “Use of Proceeds.”  While our board of directors believes the flexibility in application of the net proceeds is prudent, the broad discretion it affords entails increased risks to the investors in the rights offering.  Investors in the rights offering have no current basis to evaluate the possible merits or risks of any application of the net proceeds of the rights offering.  Our shareholders may not agree with the manner in which we choose to allocate and spend the net proceeds.

If you do not act on a timely basis and follow subscription instructions, your exercise of rights may be rejected.

Holders of record of our ordinary shares who desire to purchase our ordinary shares in the rights offering must act on a timely basis to ensure that all required forms and payments are actually received by the U.S. subscription agent or us prior to 5:00 p.m., New York City time (midnight, Israel time), on the expiration date (July 25, 2011).  If you are a beneficial owner of ordinary shares (other than those held through Israeli brokerage companies that hold the rights through our Israeli nominee company) and you wish to exercise your rights, you must act promptly to ensure that your broker, dealer, bank or other nominee acts for you and that all required forms and payments (to the extent payment is then required by your nominee) are actually received by your broker, dealer, bank or other nominee in sufficient time to exercise the rights granted in the rights offering that you beneficially own prior to 5:00 p.m., New York City time (midnight, Israel time) on the expiration date, or if you hold your rights through an Israeli brokerage company that holds the rights through our Israeli nominee company (the Nominee Company of Bank Leumi Le-Israel Ltd.), on or prior to July 20, 2011, at such time as determined by the applicable Israeli brokerage company.  The related payment will be collected from clients of TASE members and will be transferred to Magal against the issuance of the applicable shares on August 2, 2011.  We will not be responsible if your broker, dealer, bank, or other nominee fails to meet this deadline.

If you fail to follow the subscription procedures that apply to your exercise in the rights offering, we may, depending on the circumstances, reject your subscription or accept it only partially.  Neither we, the U.S. subscription agent nor the TASE Clearing House or the Nominee Company of Bank Leumi le-Israel Ltd. undertakes to contact you concerning an incomplete or incorrect subscription form or payment, nor are we under any obligation to correct such forms or payment.  We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures.

You may not receive any or all of the amount of rights for which you over-subscribed.

Holders who fully exercise their basic subscription rights will be entitled to subscribe for additional rights that remain unsubscribed as a result of any unexercised basic subscription rights.  Over-subscription rights will be allocated pro rata among rights holders who over-subscribed, based on the number of over-subscription rights to which they subscribed.  You may not receive any or all of the amount of rights for which you over-subscribed.  If the prorated amount of rights allocated to you in connection with your over-subscription right is less than your over-subscription request, then the excess funds held by the U.S. subscription agent or us on your behalf will be returned to you promptly without interest or deduction and we will have no further obligations to you.

The receipt of rights may be treated as a taxable distribution to you.

The distribution of subscription rights in the rights offering likely will be non-taxable under U.S. federal income tax laws.  Please see the discussion under “Material U.S. Federal Income Tax Considerations” below.  This position is not binding on the Internal Revenue Service or the courts, however, and if the rights offering were deemed to be part of a “disproportionate distribution” under U.S. income tax laws, a U.S. holder’s receipt of subscription rights in the rights offering could be taxable as a dividend in an amount equal to the fair market value of the subscription rights to the extent of our current and accumulated earnings and profits, if any.  If the distribution is taxable and the fair market value of the subscription rights exceeds our current and accumulated earnings and profits, the excess would be treated as a return of capital to the extent thereof and then as capital gain.  Each U.S. holder of ordinary shares is urged to consult his, her or its own tax advisor with respect to the particular tax consequences of the rights offering to him, her or it.

The distribution of subscription rights in the rights offering likely will be non-taxable under Israeli income tax laws.  Please see the discussion under “Certain Israeli Tax Considerations” below.  However, no tax ruling from the Israeli Income Tax Authority will be sought for the rights offering.  Each Israeli resident holder of ordinary shares is urged to consult his, her or its own tax advisor with respect to the particular tax consequences of the rights offering to him, her or it.

Risks Related to Our Business

We have incurred operating losses and may not be able to achieve and sustain profitable operations.  We may not have sufficient resources to fund our working capital requirements in the future.

We incurred operating losses in the last three fiscal years and we may not be able to achieve and sustain profitable operations in the future.  In the years ended December 31, 2008, 2009 and 2010, we recorded a net loss of $32.6 million, $1.1 million and $6.2 million, respectively.  As of December 31, 2010, our accumulated deficit was $33.7 million.  Even if we return to profitability, our future net income may not offset our cumulative losses.  To the extent that we continue to incur operating losses, we may not have sufficient working capital to fund our operations in the future.  If we are not able to successfully complete our proposed rights offering, we will be required to obtain financing from other sources. Such financing may not be available in the future, or, if available, may not be on terms favorable to us.  If adequate funds are not available to us, our business, results of operations and financial condition will be materially and adversely affected.

We may not be able to implement our new strategic plan and may not be able to successfully expand our business activity and increase our sales.

In June 2010, we adopted a new strategic plan in an effort to reduce expenses and increase our business activity and sales.  We determined to focus our business on our sensor activity, broaden our sales channels and close certain technology gaps in response to new demands in the market place.  We intend to implement such strategic plan either though organic growth or the acquisition of, or investment in, businesses, products and technology that complement our business.  We also intend to improve our presence in selected territories in order to increase our exposure to small and medium size business opportunities as a solution provider. We may not be able to implement our new strategic plan and may not be able to successfully expand our business activity and increase our sales.  If we are successful in the implementation of our strategic plan, we may be required to hire additional employees in order to meet customer demands, and if we are unable to attract or retain qualified employees, our business could be adversely affected.

Unfavorable global economic conditions may adversely affect our customers, which directly impacts our business and results of operations.

Our operations and performance depend on our customers, including those from the governmental sector, having adequate resources to purchase our products.  The turmoil in the credit markets and the global economic downturn during 2008 and 2009 generally adversely impacted our customers and potential customers.  Although global economic conditions have stabilized or improved, there is continuing economic uncertainty.  Customers have reduced and may continue to reduce their purchasing activities in response to lack of credit, economic uncertainty, budget deficits and concern about the stability of markets in general, and have reduced or delayed purchases of our products.  As a result of slow moving inventory due to a global economic slowdown, we may be required in the future to record impairment charges relating to the carrying value of our intangible assets and goodwill, increase our reserves for doubtful accounts and further write-down our tax assets.  In addition, the fair value of some of our assets may decrease as a result of an uncertain economy and as a result, we may be required to record impairment charges in the future.  If global economic and market conditions or economic conditions in key markets remain uncertain or weaken further, our financial condition and operating results may be materially adversely affected.

On March 11, 2011, an earthquake off the eastern coast of Japan triggered a devastating tsunami tidal wave, causing damage and destruction.  It is too early to predict the long-term impact of this disaster on the economy of Japan and elsewhere.

Our revenues depend on government procurement procedures and practices.  A substantial decrease in our customers’ budgets would adversely affect our results of operations.

Our products are primarily sold to governmental agencies, governmental authorities and government-owned companies, many of which have complex and time consuming procurement procedures.  A substantial period of time often elapses from the time we begin marketing a product until we actually sell that product to a particular customer.  In addition, our sales to governmental agencies, authorities and companies are directly affected by these customers’ budgetary constraints and the priority given in their budgets to the procurement of our products.  A decrease in governmental funding for our customers’ budgets would adversely affect our results of operations.  This risk is heightened during periods of global economic slowdown.

Accordingly, governmental purchases of our systems, products and services may decline in the future as the governmental purchasing agencies may terminate, reduce or modify contracts or subcontracts if:

•	their requirements or budgetary constraints change;

•	they cancel multi-year contracts and related orders if funds become unavailable;

•	they shift spending priorities into other areas or for other products; or

•	they adjust contract costs and fees on the basis of audits.

Any such event may have a material adverse affect on us.

The loss of one or more of our key customers would result in a loss of a significant amount of our revenues.

A relatively few customers account for a large percentage of our revenues.  For the years ended December 31, 2008, 2009 and 2010, revenues generated from sales to the Israeli Ministry of Defense, or MOD, and Israeli Defense Forces, or IDF, accounted for 10.8%, 19.6% and 13.4%, respectively, of our revenues.  The MOD, IDF or any of our other major customers may not maintain their volume of business with us or, if such volume is reduced, other customers generating similar revenues may not replace the lost business.  The loss of one or more of our key customers without replacement by a customer or customers of similar volume would have a material adverse effect on our financial results.

We depend on large orders from a relatively small number of customers for a substantial portion of our revenues.  As a result, our revenues and operating results may vary from quarter to quarter.

We receive large orders from a relatively small number of customers and our revenues and operating results are subject to substantial periodic variations.  Individual orders from customers can represent a substantial portion of our revenues in any one period and significant orders by a customer during one period may not be followed by further orders from the same customer in subsequent periods.  As a result, our revenues and operating results for a specific quarter may not be indicative of our future performance and quarter-to-quarter comparisons of our operating results may not be meaningful, making it difficult for investors to evaluate our future prospects based on the results of any quarter.  In addition, we have a limited order backlog, which makes revenues in any quarter substantially dependent upon orders we deliver in that quarter.

We may be adversely affected by our long sales cycles.

We have in the past and expect in the future to experience long time periods between initial sales contacts and the execution of formal contracts for our products and completion of product installations.  The cycle from first contact to revenue generation in our business involves, among other things, selling the concept of our technology and products, developing and implementing a pilot program to demonstrate the capabilities and accuracy of our products, negotiating prices and other contract terms, and, finally, installing and implementing our products on a full-scale basis.  This cycle entails a substantial period of time, sometimes as much as one or more years, and the lack of revenues during this cycle and the expenses involved in bringing new sales to the point of revenue generation may put a substantial strain on our resources.

Our failure to retain and attract personnel could harm our business, operations and product development efforts.

Our products require sophisticated research and development, marketing and sales and technical customer support.  Our success depends on our ability to attract, train and retain qualified research and development, marketing and sales and technical customer support personnel.  Competition for personnel in all of these areas is intense and we may not be able to hire sufficient personnel to achieve our goals or support the anticipated growth in our business.  If we fail to attract and retain qualified personnel, our business, operations and product development efforts would suffer.

Our financial results may be adversely affected by currency fluctuations.

We sell most of our products in North America, Europe and Israel.  Our revenues are primarily denominated in U.S. dollars, Euros and NIS, while a portion of our expenses, primarily labor expenses, is incurred in NIS and Canadian Dollars.  Additionally, certain assets, especially trade receivables, as well as part of our liabilities are denominated in NIS.  As a result, fluctuations in rates of exchange between the U.S. dollar and non-U.S. dollar currencies may affect our operating results and financial condition.  The dollar cost of our operations in Israel may be adversely affected by the appreciation of the NIS against the U.S. dollar.  In addition, the value of our non-U.S. dollar revenues could be adversely affected by the depreciation of the U.S. dollar against such currencies.  In 2008, 2009 and 2010, the NIS appreciated by approximately 1.1%, 0.7% and 6.0%, respectively, against the U.S. dollar, which had an adverse affect on our results of operations.  In 2008 and 2010, the Euro depreciated against the U.S. dollar by 5.3%, and 7.4%, respectively, while in 2009 the Euro appreciated against the U.S. dollar by 3.5%.  In addition, the U.S. dollar cost of our operations in Canada is influenced by the exchange rate between the U.S. dollar and the Canadian dollar.  In 2008, the Canadian dollar depreciated against the U.S. dollar by approximately 19.7%, while in 2009 and 2010 the Canadian dollar appreciated against the U.S. dollar by 16.6% and 4.9%, respectively. During the years ended December 31, 2008, 2009 and 2010, foreign currency fluctuations had an adverse impact on our results of operations and we recorded foreign exchange losses, net of $246,000, $1,138,000 and $199,000, respectively.  Our results of operations may continue to be materially adversely affected by currency fluctuations in the future.

If we do not receive Israeli MOD approvals necessary for us to export the products we produce in Israel, our revenues may decrease.

Israel’s defense export policy regulates the sale of a number of our systems and products.  Current Israeli policy encourages export to approved customers of defense systems and products, such as ours, as long as the export is consistent with Israeli government policy.  A license is required to initiate marketing activities.  We are also required to obtain a specific export license for any hardware exported from Israel.  We may not be able to receive all the required permits and licenses for which we may apply in the future.  If we do not receive the required permits for which we apply, our revenues may decrease.

We are subject to laws regulating export of “dual use” items (items that are typically sold in the commercial market, but that also may be used in the defense market) and defense export control legislation.  Additionally, our participation in governmental procurement processes in Israel and other countries is subject to specific regulations governing the conduct of the process of procuring defense contracts.  Furthermore, solicitations for procurements by governmental purchasing agencies in Israel and other countries are governed by laws, regulations and procedures relating to procurement integrity, including avoiding conflicts of interest and corruption in the procurement process.  We may not be able to respond quickly and effectively to changing laws and regulations and any failure to comply with such laws and regulations may subject us to significant liability and penalties.

We face risks associated with doing business in international markets.

A large portion of our sales is to markets outside of Israel.  For the years ended December 31, 2008, 2009 and 2010 approximately 78.8%, 76.2% and 80.2%, respectively, of our revenues were derived from sales to markets outside of Israel.  A key component of our strategy is to continue to expand in such international markets.  Our international sales efforts are affected by costs associated with the shipping of our products and risks inherent in doing business in international markets, including:

•	different and changing regulatory requirements in the jurisdictions in which we currently operate or may operate in the future;

•	fluctuations in foreign currency exchange rates;

•	export restrictions, tariffs and other trade barriers;

•	difficulties in staffing, managing and supporting foreign operations;

•	longer payment cycles;

•	difficulties in collecting accounts receivable;

•	political and economic changes, hostilities and other disruptions in regions where we currently sell or products or may sell our products in the future; and

•	seasonal reductions in business activities.

Negative developments in any of these areas in one or more countries could result in a reduction in demand for our products, the cancellation or delay of orders already placed, difficulty in collecting receivables, and a higher cost of doing business, any of which could adversely affect our business, results of operations or financial condition.

Reduction in Israeli government spending or changes in priorities for homeland security products may adversely affect our financial condition, operating results and prospects.

Historically a significant portion of our revenues were from sales to the Israeli government and our financial condition, operating results and prospects would be adversely affected by Israeli government budget cutbacks or spending reductions.  We believe that the success and growth of our business will continue to depend to a certain extent upon our successful procurement of Israeli government contracts.  The award of additional contracts from the Israeli government could be adversely affected by spending reductions or budget cutbacks at government agencies that currently use or are likely to use our products.  The Israeli government may reduce its expenditures for homeland security or change its defense priorities in the coming years.  Our programs may be affected in the future if there is a reduction in Israeli government defense spending for our programs or a change in priorities to products other than ours.  Accordingly, changes in government contracting policies, budgetary constraints and delays or changes in the appropriations process could have an adverse affect on our business, financial condition and results of operations.

We may not be able to implement our growth strategy and may not be able to successfully integrate the operations of acquired businesses into our business.

As part of our growth strategy, we intend to acquire or invest in complementary (including competitive) businesses, products and technologies.  We may not be able to consummate any acquisition or investment in the future.  In addition, the process of integrating acquired assets into our operations may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business.  We may not be able to realize the anticipated benefits of any acquisition.  Moreover, future acquisitions by us could result in potentially dilutive issuances of our equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to identifiable intangible assets, any of which could materially adversely affect our operating results and financial position.  Acquisitions also involve other risks, including risks inherent in entering markets in which we have no or limited prior experience.  Our failure to successfully integrate the operations of an acquired business or to retain key employees of acquired businesses and integrate and manage our growth may have a material adverse effect on our business, financial condition, results of operation or prospects.

We may not be able to protect our proprietary technology and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

Our success and ability to compete depend in large part upon protecting our proprietary technology.  We have approximately 13 patents and have three patent applications pending.  We also rely on a combination of trade secret and copyright law and confidentiality, non-disclosure and assignment-of-inventions agreements to protect our proprietary technology.  It is our policy to protect our proprietary rights in our products and operations through contractual obligations, including confidentiality and non-disclosure agreements with certain employees, distributors and agents, suppliers and subcontractors.  These measures may not be adequate to protect our technology from third-party infringement, and our competitors may independently develop technologies that are substantially equivalent or superior to ours.  Additionally, our products may be sold in foreign countries that provide less protection to intellectual property than that provided under U.S. or Israeli laws.

Claims that our products infringe upon the intellectual property of third parties may require us to incur significant costs, enter into licensing agreements or license substitute technology.

Third parties may in the future assert infringement claims against us or claims asserting that we have violated a patent or infringed upon a copyright, trademark or other proprietary right belonging to them.  Any infringement claim, even one without merit, could result in the expenditure of significant financial and managerial resources to defend against the claim.  In addition, we purchase components for our turnkey products from independent suppliers.  Certain of these components contain proprietary intellectual property of these independent suppliers.  Third parties may in the future assert claims against our suppliers that such suppliers have violated a patent or infringed upon a copyright, trademark or other proprietary right belonging to them.  If such infringement by our suppliers or us were found to exist, a party could seek an injunction preventing the use of their intellectual property.  Moreover, a successful claim of product infringement against us or a settlement could require us to pay substantial amounts or obtain a license to continue to use such technology or intellectual property.  Infringement claims asserted against us could have a material adverse effect on our business, operating results and financial condition.

Undetected defects in our products may increase our costs and impair the market acceptance of our products.

The development, enhancement and implementation of our complex systems entail substantial risks of product defects or failures.  Despite testing by us and our customers, errors may be found in existing or new products, resulting in delay or loss of revenues, warranty expense, loss of market share or failure to achieve market acceptance.  Moreover, the complexities involved in implementing our systems entail additional risks of performance failures.  We may encounter substantial delays or other difficulties due to such complexities.  Any such occurrence could have a material adverse effect upon our business, financial condition and results of operations.  In addition, the potential harm to our reputation that may result from product defects or implementation errors could be damaging to us.

The market for our products is characterized by changing technology, requirements, standards and products, and we may be adversely affected if we do not respond promptly and effectively to these changes.

The market for our products is characterized by evolving technologies, changing industry standards, changing regulatory environments, frequent new product introductions and rapid changes in customer requirements.  The introduction of products embodying new technologies and the emergence of new industry standards and practices can render existing products obsolete and unmarketable.  Our future success will depend on our ability to enhance our existing products and to develop and introduce, on a timely and cost-effective basis, new products and product features that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of our customers.

In the future:

•	we may not be successful in developing and marketing new products or product features that respond to technological change or evolving industry standards;

•	we may experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products and features; or

•	our new products and product features may not adequately meet the requirements of the marketplace and achieve market acceptance.

If we are unable to respond promptly and effectively to changing technology, we will be unable to compete effectively in the future.

If subcontractors and suppliers terminate our arrangements with them, or amend them in a manner detrimental to us, we may experience delays in production and implementation of our products and our business may be adversely affected.

We acquire most of the components utilized in our products, including our turnkey solutions, from a limited number of suppliers.  We may not be able to obtain such items from these suppliers in the future or we may not be able to obtain them on satisfactory terms.  Temporary disruptions of our manufacturing operations would result if we were required to obtain materials from alternative sources, which may have an adverse effect on our financial results.  In addition, the installation of our fence mounted vibration detection systems in Israel is outsourced primarily to two subcontractors.  If either or both of such subcontractors were to be unable or unwilling to continue to perform such services, we would have to identify and qualify one or more substitute subcontractors to perform such services.  This could cause delays in the implementation of our fence mounted vibration detection systems in Israel, the costs associated with installing such systems may increase and our business may be adversely affected.

We currently benefit from government programs and tax benefits that may be discontinued or reduced in the future, which would increase our future tax expenses.

We currently benefit from grants and tax benefits under Israeli government programs, which require us to meet specified conditions, including, but not limited to, making specified investments from our equity in fixed assets and paying royalties with respect to grants received.  In addition, some of these programs restrict our ability to manufacture particular products or transfer particular technology outside of Israel.  If we fail to comply with these conditions in the future, the benefits we receive could be cancelled and we could be required to refund any payments previously received under these programs, including any accrued interest, or pay increased taxes or royalties.  Such a result would adversely affect our results of operations and financial condition.  The Israeli government has reduced the benefits available under these programs in recent years and these programs and benefits may be discontinued or curtailed in the future.  If the Israeli government ends these programs and benefits, our business, financial condition, results of operations and net income could be materially adversely affected.

We may fail to maintain effective internal control over financial reporting, which could result in material misstatements in our financial statements.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors.  Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 governing internal controls and procedures for financial reporting, which started in connection with our Annual Report on Form 20-F for the year ended December 31, 2006, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources.  Section 404 of the Sarbanes-Oxley Act requires management’s annual review and evaluation of our internal control over financial reporting in connection with the filing of the annual report on Form 20-F for each fiscal year.  We may identify material weaknesses or significant deficiencies in our internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in material misstatements in our financial statements.  Any such failure could also adversely affect the results of our management’s evaluations and annual auditor reports regarding the effectiveness of our internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

Risks Relating to Our Ordinary Shares

Volatility of the market price of our ordinary shares could adversely affect our shareholders and us.

The market price of our ordinary shares has been, and is likely to be, highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

•	actual or anticipated variations in our quarterly operating results or those of our competitors;

•	announcements by us or our competitors of technological innovations or new and enhanced products;

•	developments or disputes concerning proprietary rights;

•	introduction and adoption of new industry standards;

•	changes in financial estimates by securities analysts;

•	market conditions or trends in our industry;

•	changes in the market valuations of our competitors;

•	announcements by us or our competitors of significant acquisitions;

•	entry into strategic partnerships or joint ventures by us or our competitors;

•	additions or departures of key personnel;

•	political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events; and

•	other events or factors in any of the countries in which we do business, including those resulting from war, incidents of terrorism, natural disasters or responses to such events.

In addition, the stock market in general, and the market for Israeli companies and home defense companies in particular, has been highly volatile.  Many of these factors are beyond our control and may materially adversely affect the market price of our ordinary shares, regardless of our performance.  In the past, following periods of market volatility, shareholders have often instituted securities class action litigation relating to the stock trading and price volatility of the company in question.  If we were involved in any securities litigation, it could result in substantial cost to us to defend and divert resources and the attention of management from our business.

We do not expect to distribute dividends in the foreseeable future.

We currently intend to retain our current and any future earnings to finance operations and expand our business and, therefore, do not expect to pay any dividends in the foreseeable future.  According to the Israeli Companies Law, a company may distribute dividends out of its profits (as defined by the Israeli Companies Law), provided that there is no reasonable concern that such dividend distribution will prevent the company from paying all its current and foreseeable obligations, as they become due, or otherwise upon the permission of the court.  The declaration of dividends is subject to the discretion of our board of directors and would depend on various factors, including our operating results, financial condition, future prospects and any other factors deemed relevant by our board of directors.  You should not rely on an investment in our company if you require dividend income from your investment.

Risks Relating to Our Location in Israel

Political, economic and military instability in Israel may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price.

We are incorporated under the laws of the State of Israel, and our principal executive offices and some of our manufacturing and research and development facilities are located in Israel.  As a result, political, economic and military conditions affecting Israel directly influence us.  Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our business, financial condition and results of operations.

Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts.  A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel.  Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn.  This, in turn, could have a material adverse effect on our operations and business.  Since September 2000, there has been an increase in unrest and terrorist activity in Israel of varying levels of severity through 2010.  In recent years, there has been an escalation in violence among Israel, Hamas, Hezbollah, the Palestinian Authority and other groups.  Recently, countries in the region have experienced political instability, the effects of which are currently difficult to assess.  Ongoing or future violence between Israel and the Palestinians as well as tension between Israel and neighboring Syria and Lebanon or Iran or political instability in the region would likely disrupt international trading activities in Israel and may have a material adverse effect on our business, financial conditions and results of operations.

Furthermore, we could be adversely affected by the interruption or reduction of trade between Israel and its trading partners.  Some countries, companies and organizations continue to participate in a boycott of Israeli companies and others doing business with Israel or with Israeli companies.  As a result, we are precluded from marketing our products to these countries, companies and organizations.  Foreign government defense export policies towards Israel could also make it more difficult for us to obtain the export authorizations necessary for our activities.  Also, over the past several years there have been calls in Europe and elsewhere to reduce trade with Israel.  Restrictive laws, policies or practices directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

Our results of operations may be negatively affected by the obligation of our personnel to perform reserve military service.

Many of our employees and some of our directors and officers in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time.  If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time.  Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service.  Any disruption in our operations could adversely affect our business.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law.  The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association and articles of association and by Israeli law.  These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations.  In particular, a shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters.  Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company's articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval.  In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company.  However, Israeli law does not define the substance of this duty of fairness.  Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

Service of process upon our directors and officers and the Israeli experts named in this prospectus, all of whom reside outside the United States, may be difficult to obtain within the United States.  Furthermore, since substantially all of our assets, all of our directors and officers and the Israeli experts named in this prospectus are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States.

There is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel.  However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of United States courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of those and similar acts.

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.  We follow Israeli law and practice instead of NASDAQ rules regarding the director nomination process, compensation of executive officers and the requirement that our independent directors have regularly scheduled meetings at which only independent directors are present.

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Listing Rules.  We follow Israeli law and practice instead of NASDAQ rules regarding the director nomination process, compensation of executive officers and the requirement that our independent directors have regularly scheduled meetings at which only independent directors are present.  As a foreign private issuer listed on the NASDAQ Global Market, we may also follow home country practice with regard to, among other things, the composition of the board of directors and quorum at shareholders’ meetings.  In addition, we may follow home country practice instead of the NASDAQ requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated in it by reference contain forward-looking statements which involve known and unknown risks and uncertainties.  We include this notice for the express purpose of permitting us to obtain the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 with respect to all such forward-looking statements.  Examples of forward-looking statements include: projections of capital expenditures, competitive pressures, revenues, growth prospects, product development, financial resources and other financial matters.  You can identify these and other forward-looking statements by the use of words such as “may,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential” or the negative of such terms, or other comparable terminology.

Our ability to predict the results of our operations or the effects of various events on our operating results is inherently uncertain.  Therefore, we caution you to consider carefully the matters described under the caption “Risk Factors” and certain other matters discussed in this prospectus, the documents incorporated by reference in this prospectus, and other publicly available sources.  Such factors and many other factors beyond the control of our management could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds from the rights offering will be approximately $15.8 million, assuming full participation in the rights offering and after deducting expenses related to the rights offering payable by us estimated at approximately $225,000.

We intend to use the net proceeds received from the exercise of the rights primarily for general working capital purposes, including to facilitate the implementation of our new business strategy and the repayment of a $10 million bridge loan provided to us by Ki Corporation, a company owned by Mr. Nathan Kirsh, our principal shareholder and a director, that we obtained to allow us to begin to implement our new strategic plan.  As part of our new strategic plan, we may use a portion of the net proceeds for the acquisition of, or investment in, business, technologies or products that complement our business.  We currently have no specific plans, commitments, proposals, arrangements or agreements for any future acquisitions or investments.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization as of March 31, 2011 (i) on an actual basis and (ii) on an as adjusted basis to give effect to (a) the issuance of 150,000 ordinary shares to Ki Corporation, a company owned by Mr. Nathan Kirsh, our principal shareholder and a director, in a private placement that was completed on June 17, 2011 at an initial price of $3.04 per share (which price may be adjusted on the record date of this rights offering to the higher of the subscription price in the rights offering and the closing price of our ordinary shares on the NASDAQ Global Market on the date prior to the record date of the rights offering, but in any event not less than the initial purchase price paid in the private placement), (b) the issuance of 5,273,274 ordinary shares in the rights offering, assuming the exercise of all of the subscription rights at a subscription price of $3.03 per ordinary share with aggregate proceeds of $16.0 million, (c) the repayment of $10.3 million in debt, including interest, owed under a bridge loan provided to us by Ki Corporation, a company owned by Mr. Nathan Kirsh, our principal shareholder and a director, and (d) the receipt by us of aggregate net proceeds of approximately $16.2 million from the private placement and the rights offering after deducting our payment of estimated offering expenses.

You should read the table together with our audited financial statements for the year ended December 31, 2010 and notes thereto, included in our Annual Report on Form 20-F for the year ended December 31, 2010 and our earnings report for the first quarter of 2011.

	As of March 31, 2011
	Actual	As Adjusted
	(U.S. dollars in thousands) Unaudited
Current liabilities	$35,506	$19,297
Long-term liabilities	3,740	3,740

Shareholder’s Equity
Share Capital
Ordinary shares of NIS 1 par value; 19,748,000 shares authorized; 10,396,548 shares issued and outstanding, actual: 15,819,822 shares issued and outstanding, as adjusted	3,225	4,783
Additional paid-in capital	50,075	64,726
Accumulated other comprehensive income	5,634	5,634
Foreign currency translation (Magal’s stand alone financial statements)	3,736	3,736
Retained earnings (accumulated deficit)	(35,239)	(35,239)
Total shareholders’ equity	$27,431	$43,640
Total liabilities and shareholders’ equity	$66,677	$66,677

PRICE RANGE OF ORDINARY SHARES

Our ordinary shares are quoted on the NASDAQ Global Market and the TASE under the symbol “MAGS”.

Annual Share Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the TASE:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low

2006	$14.20	$8.51	NIS 64.78	NIS 36.10
2007	$12.00	$6.26	NIS 51.00	NIS 23.50
2008	$9.30	$4.61	NIS 32.44	NIS 18.60
2009	$6.40	$3.08	NIS 24.50	NIS 13.00
2010	$4.70	$2.50	NIS 16.86	NIS 9.61

Quarterly Share Information

The following table sets forth, for each of the financial quarters in the years indicated, the high and market prices of our ordinary shares on the NASDAQ Global Market and the TASE:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low
2009
First Quarter	$6.40	$3.79	NIS 24.50	NIS 16.00
Second Quarter	$4.95	$3.80	NIS 19.97	NIS 16.00
Third Quarter	$5.42	$3.63	NIS 20.39	NIS 14.60
Fourth Quarter	$4.55	$3.08	NIS 16.37	NIS 13.00

2010
First Quarter	$4.70	$3.50	NIS 16.86	NIS 13.70
Second Quarter	$4.00	$2.50	NIS 15.14	NIS 9.61
Third Quarter	$3.28	$2.70	NIS 12.00	NIS 10.00
Fourth Quarter	$3.68	$2.89	NIS 12.50	NIS 10.45

2011
First Quarter	$3.29	$2.63	NIS 11.66	NIS 10.18

Monthly Stock Information

The following table sets forth, for each of the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the TASE:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low
December 2010	$3.45	$3.00	NIS 12.39	NIS 10.50
January 2011	$3.29	$2.63	NIS 11.66	NIS 10.18
February 2011	$3.15	$2.80	NIS 11.02	NIS 10.31
March 2011	$3.23	$2.92	NIS 11.41	NIS 10.56
April 2011 `	$3.23	$2.96	NIS 11.15	NIS 10.35
May 2011	$3.56	$2.95	NIS 12.70	NIS 10.05
June 2011 (until June 20)	$3.34	$3.00	NIS 11.48	NIS 10.30

DILUTION

Purchasers of our ordinary shares in the rights offering will experience an immediate dilution of the net tangible book value per ordinary share.  Our net tangible book value as of March 31, 2011 was approximately $27,431,000, or $2.64 per ordinary share (based upon 10,396,548 of our ordinary shares outstanding as of such date).  Net tangible book value per share is equal to our total net tangible book value, which is our total tangible assets less our total liabilities, divided by the number of our ordinary shares outstanding.  Dilution per share equals the difference between the amount per share paid by purchasers of ordinary shares in the rights offering and the net tangible book value per ordinary share immediately after the rights offering.

Based on an offering of 5,273,274 ordinary shares at an offering price of $3.03 per share and after deducting estimated offering expenses payable by us of approximately $225,000, and the application of the estimated $15.8 million of net proceeds from the rights offering and $456,000 proceeds from the sale of 150,000 ordinary shares in a private placement to Ki Corporation, a company owned by Mr. Nathan Kirsh, our principal shareholder and a director, that was completed on June 17, 2011, our pro forma net tangible book value as of March 31, 2011 would have been approximately $43,640,000 or $2.76 per share.  This represents an immediate increase in pro forma net tangible book value to existing shareholders of $0.12 per ordinary share and an immediate dilution to purchasers in the rights offering of $0.27 per ordinary share.

The following table illustrates this per share dilution to reflect the completion of a private placement of 150,000 of our ordinary shares to Ki Corporation on June 17, 2011, at an initial price of $3.04 per share (which price may be adjusted on the record date of this rights offering to the higher of the subscription price in the rights offering and the closing price of our ordinary shares on the NASDAQ Global Market on the date prior to the record date of the rights offering, but in any event not less than the initial purchase price paid in the private placement), and assuming a fully subscribed rights offering of 5,273,274 ordinary shares at the subscription price of $3.03 per share:

Subscription price		$3.03
Net tangible book value per ordinary share prior to the rights offering	$2.64
Increase in net tangible book value per ordinary share attributable to the rights offering	$0.12
Pro forma net tangible book value per share after the rights offering		$2.76
Dilution in net tangible book value per share to purchasers		$0.27

SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of the date of this prospectus, by (i) each person who we know beneficially owns 5% or more of our outstanding ordinary shares; (ii) each of our directors and executive officers individually; and (iii) all of our directors and executive officers as a group.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)
Nathan Kirsh (3)	2,666,267	25.3%
Jacob Perry (4)(5)	268,166	2.5%
Eitan Livneh (6)	170,068	1.6%
Hagai Katz	49,000	*
Asaf Even-Ezra (7)	163,926	1.5%
Yehonatan Ben-Hamozeg	33,500	*
Ilan Ovadia	34,000	*
Jacob Even-Ezra (8)	515,945	4.9%
Shaul Kobrinsky	-	-
Zeev Livne	-	-
Jacob Nuss	-	-
Barry Stiefel	5,000	*
Liza Zinger	-	-
All directors and executive officers as a group (13 persons)(2)	3,905,872	35.1%
________
* Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options or convertible notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 10,546,548 ordinary shares issued and outstanding as of June 20, 2011.

(3)
Based upon a Schedule 13D/A filed with the Securities and Exchange Commission on May 17, 2010 and other information available to the company.  All of the ordinary shares are held of record by Ki Corporation, a company organized in Jersey.  The Eurona Foundation holds 100% of Ki Corporation.  The Eurona Foundation is a Liechtenstein trust controlled by Mr. Kirsh, who also serves as its trustee.  Mr. Kirsh may be deemed to have beneficial ownership of the ordinary shares held of record by Mira Mag and Ki Corporation.

(4)
Includes 200,000 ordinary shares issuable upon the exercise of currently exercisable options granted by our company, having an exercise price of $7.59 per share that expire in two equal installments in August 2013 and August 2014.

(5)
Includes 66,666 ordinary shares issuable upon the exercise of currently exercisable options granted to Mr. Perry by Ki Corporation.  Ki Corporation granted Mr. Perry the right to purchase 100,000 shares upon the same terms and conditions that apply to the exercise of the options granted to him under his employment agreement.  Mr. Perry has the right to purchase the shares in three equal annual installments commencing on August 20, 2010 at a price of $7.59 per share.  The right to purchase each installment expires after three years.

(6)
Includes 83,336 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $4.35 per share that expire in August 2014, 20,833 ordinary shares issuable upon the exercise of currently options, having an exercise price of $4.35 per share that expire in November 2014, 20,833 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $4.35 per share that expire in February 2015, 20,833 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $4.35 per share that expire in May 2015, and 20,833 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $4.35 per share that expire in August 2015.

(7)
Includes 24,000 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $3.53 per share that expire in April 2015 and 24,000 ordinary shares issuable upon the exercise of currently exercisable options, having an exercise price of $3.53 per share that expire in April 2016.  Asaf Even-Ezra is Jacob Even-Ezra’s son.

(8)	Includes 77,975 ordinary shares held by a trustee. Jacob Even-Ezra is the father of Asaf Even-Ezra.

THE RIGHTS OFFERING

Terms of the Offer

We are distributing at no charge to the holders of our ordinary shares on June 29, 2011, subscription rights to purchase up to an aggregate of 5,273,274 of our ordinary shares.  We expect the total subscription price for the rights offered in the rights offering to be $16.0 million, assuming full exercise of all the subscription rights.  See below for additional information regarding subscription by DTC and TASE Clearing House participants.

Each shareholder is being issued one right for every two ordinary shares owned on the record date.  Each right carries with it a basic subscription right and an over-subscription right.  Rights will be rounded down to the nearest whole number and accordingly, no fractional rights will be issued in the rights offering.  See below “Fractional Securities.”

Each right entitles the holder to purchase, at the subscription price of $3.03, one ordinary share.  We refer to this as the basic subscription right.

Holders who fully exercise their basic subscription rights will be entitled to subscribe for additional rights that remain unsubscribed as a result of any unexercised basic subscription rights.  We refer to this as the over-subscription right.  You must exercise your rights with respect to the basic subscription right and the over-subscription right at the same time.  Over-subscription rights will be allocated pro rata among rights holders who over-subscribed, based on the number of over-subscription rights to which they subscribed.  Your rights may only be exercised for whole numbers of ordinary shares; no fractional ordinary shares will be issued in the rights offering.  See below “Fractional Securities.”

You may be subject to certain regulatory requirements if, as a result of the exercise of your subscription rights, you reach certain holding thresholds of beneficial ownership of our ordinary shares.  For example, if your exercise of subscription rights results in you beneficially owning more than 5% of our ordinary shares, you may be required to file a Schedule 13D or Schedule 13G with the U.S. Securities and Exchange Commission.  In addition, if your exercise of subscription rights results in your holding 25% or more of our ordinary shares, such exercise must be made by means of a special tender offer in accordance with the Israeli Companies Law.

The rights are exercisable beginning after 5:00 p.m., New York City time (midnight, Israel time) on June 29, 2011 and ending on July 25, 2011 at 5:00 p.m., New York City time (midnight, Israel time), unless we decide to terminate the rights offering earlier.  If you are a beneficial owner of our ordinary shares and hold them through a broker, dealer, bank or other nominee (including a member of DTC or the TASE Clearing House), rather than in your own name, and you wish to exercise your subscription rights, you should contact your nominee to exercise your subscription rights sufficiently in advance of the expiration of the subscription period in order to ensure timely delivery of a subscription rights certificate reflecting your exercise.  Your nominee will instruct you as to the proper time and form of payment of the subscription price.  If you hold your rights through an Israeli brokerage company that holds the rights through our Israeli nominee company (the Nominee Company of Bank Leumi Le-Israel Ltd.), you must notify your Israeli brokerage company of your election to exercise your rights on or before July 20, 2011, at such time as determined by the applicable Israeli brokerage company.  The related payment will be collected from the clients of TASE members and will be transferred to Magal on August 2, 2011.  Any rights not exercised at or before the applicable time will expire without any payment to the holders for those unexercised rights.  See “The Rights Offering – Methods for Exercising Rights--Shareholders Whose Ordinary Shares are Held by a Nominee” and "The Rights Offering – Procedures Applicable to Holders of Shares Through our Israeli Nominee Company."

The rights will be evidenced by subscription rights certificates which will be mailed to shareholders.  The subscription rights will not be tradable on any stock exchange or market.

For purposes of determining the number of rights a holder may acquire in the rights offering, holders whose ordinary shares are held of record by Cede & Co. or the Nominee Company of Bank Leumi Le-Israel Ltd. will be deemed to be the holders of the rights that are issued to Cede & Co. or the Nominee Company of Bank Leumi Le-Israel Ltd., respectively.

There is no minimum subscription amount.

Allocation and Exercise of Over-Subscription Rights

In order to properly exercise an over-subscription right, a rights holder must: (i) exercise its basic subscription right in full, (ii) indicate on its subscription rights certificate that it submits with respect to the exercise of the rights issued to it how many additional ordinary shares it is willing to acquire pursuant to its over-subscription right and (iii) concurrently deliver the subscription payment related to its over-subscription right at the time it makes payment for its basic subscription right in accordance with the procedures described in this prospectus.

If there are sufficient remaining rights, all over-subscription requests will be honored in full.  If requests for rights pursuant to the over-subscription right exceed the remaining rights available, the available remaining rights will be allocated pro rata among rights holders who over-subscribe based on the number of over-subscription rights to which they subscribe.  The percentage of remaining rights each over-subscribing rights holder may acquire will be rounded down to result in delivery of whole ordinary shares.  The allocation process will assure that the total number of remaining rights available for over-subscriptions is distributed on a pro rata basis.  The formula to be used in allocating the available over-subscription rights is as follows:

[Number of Over-Subscription Rights Subscribed for by an Exercising Rights Holder]	X	Total Rights Available for Rights Holders Exercising Their Over-Subscription Right
[Total Number of Over-Subscription Rights Subscribed for by All Exercising Rights Holders]

Rights payments for basic subscriptions and over-subscriptions will be deposited upon receipt by the U.S. subscription agent or us and held in a segregated account with the U.S. subscription agent pending a final determination of the number of ordinary shares to be issued pursuant to the over-subscription right.  If the prorated amount of rights allocated to you in connection with your over-subscription right is less than your over-subscription request, then the excess funds held by the U.S. subscription agent or us on your behalf will be returned to you promptly without interest or deduction.

Brokers, dealers, banks and other nominee holders of rights, including DTC members, will be required to certify to the U.S. subscription agent before any over-subscription right may be exercised with respect to any particular beneficial owner as to (i) the number of rights exercised pursuant to its basic subscription right and (ii) the number of rights subscribed for pursuant to the over-subscription right of such beneficial owner.  TASE members will exercise subscription rights with respect to their respective beneficial owners on an aggregate basis, setting forth (i) the total number of rights exercised pursuant to the basic subscription rights of such beneficial owners and (ii) the total number of rights subscribed for pursuant to the over-subscription rights of such beneficial owners.  TASE members and TASE Clearing House members are required to ensure that any client that elected to exercises its over-subscription right has exercised its basic subscription right in full.

We will not offer or sell in connection with the rights offering any ordinary shares that are not subscribed for pursuant to the basic subscription right or the over-subscription right.

Fractional Securities

We will issue only whole numbers of securities in the rights offering.  Accordingly, if you are entitled to receive a fraction of a subscriptions right in the rights offering, we will round down to the nearest whole number.  With respect to ordinary shares registered on our shareholder register maintained by our U.S. transfer agent, including those held in the name of DTC (other than those held for the account of the TASE Clearing House), such rounding will be made with respect to each record and beneficial shareholder.  With respect to ordinary shares held for the account of the TASE Clearing House or in the name of the Nominee Company of Bank Leumi Le-Israel Ltd., such rounding will be made with respect to each nominee rather than each beneficial shareholder.

Rights may only be exercised for whole numbers of ordinary shares; no fractional ordinary shares will be issued in the rights offering.

We understand that some TASE members may record fractional securities for the accounts of their clients pursuant to their internal policies.

Over-subscription Commitment

Mr. Nathan Kirsh, our principal shareholder and a director, has undertaken to exercise, directly or through entities affiliated with him, his basic subscription right in full and his over-subscription right in full, each up to a participation of no more than $15 million in this rights offering.  As of the date of this prospectus, Mr. Kirsh beneficially owns 25.3% of our outstanding shares.

Expiration of the Rights Offering

You may exercise your subscription rights at any time before 5:00 p.m., New York City time (midnight, Israel time) on July 25, 2011, unless we decide to terminate the rights offering earlier.  We may not extend the expiration date of the rights offering.

If you are a beneficial owner of our ordinary shares and hold them through a broker, dealer, bank or other nominee (including a member of DTC or the TASE Clearing House), rather than in your own name, and you wish to exercise your subscription rights, you should contact your nominee to exercise your subscription rights sufficiently in advance of the expiration of the subscription period in order to ensure timely delivery of a subscription rights certificate reflecting your exercise.  Your nominee will instruct you as to exercising your basic and over-subscription rights and as to the proper time and form of payment of the subscription price.  If you hold your rights through an Israeli brokerage company that holds the rights through our Israeli nominee company (the Nominee Company of Bank Leumi Le-Israel Ltd.), you must notify your Israeli brokerage company of your election to exercise your rights on or before July 20, 2011, at such time as determined by the applicable Israeli brokerage company.  See " - Methods of Exercise of Rights for Record Holders" and "- Procedures Applicable to Holders of Shares Through our Israeli Nominee Company" for the deadlines and other details regarding exercising subscription rights.

Any rights not exercised at or before the applicable time will have no value and expire without any payment to the holders for those unexercised rights.  We will not be obligated to honor your exercise of subscription rights if the U.S. subscription agent or Magal receives the documents relating to your exercise after the rights offering expires, regardless of when you transmitted the documents.

Revocation, Termination and Amendment of the Rights Offering

No Revocation.  Once you send in your subscription rights certificate and payment, you cannot revoke the exercise of either your basic or over-subscription rights, even if the market price of our ordinary shares is below the $3.03 per share subscription price,.  You should not exercise your subscription rights unless you are certain that you wish to purchase additional ordinary shares at the proposed subscription price.

Termination; Cancellation.  We may cancel or terminate the rights offering in our sole discretion at any time prior to 5:00 p.m. New York City time (midnight, Israel time) on July 18, 2011, for any reason (including, without limitation, a change in the market price of our ordinary shares).  Any cancellation or termination of the rights offering will be followed as promptly as practicable by an announcement.  If we cancel or terminate the rights offering, the adjustment made by the TASE to the opening price of our ordinary shares at the opening of trading on the TASE Ex-day (which is the first day that our ordinary shares will trade on the TASE without entitlement to receive the rights) will not be reversed.

No Amendments. We may not amend or modify the terms of the rights offering, nor can we extend the expiration date of the rights offering.

Reasons for the Rights Offering; Determination of the Offering Price

We are making the rights offering to raise funds for general working capital purposes, including to facilitate the implementation of our new business strategy and the repayment of any outstanding amounts under a $10 million bridge loan provided to us in September 2010 by Ki Corporation, a company owned by Mr. Nathan Kirsh, our principal shareholder and a director, that we obtained to allow us to begin to implement our new strategic plan.  Although we believe that the rights offering will strengthen our financial condition, our board of directors is not making any recommendation as to whether you should exercise your subscription rights.

Our board of directors appointed a special committee to oversee the rights offering and make a recommendation to the board of directors with respect to the terms of the rights offering.  The special committee is composed of the chairman of our board of directors and our two outside directors within the meaning of Israeli law.  The special committee recommended the subscription price to our board of directors, which in turn considered the terms of the rights offering.  In determining the pricing of the rights offering, the special committee and our board of directors considered, among other things, the fairness opinion of Tamir Fishman, the need to offer the shares at a price that would be attractive to investors relative to the then current trading price for our ordinary shares, historical and current trading prices for our ordinary shares, general conditions in the financial services industry, the need for capital and alternatives available to us for raising capital, potential market conditions, the fact that the rights are not transferable but that holders of rights will have an over-subscription right, and the desire to provide an opportunity to our shareholders to participate in the rights offering on a pro rata basis.  In conjunction with its review of these factors, the special committee and our board of directors reviewed our history and prospects, including our past and present earnings, our prospects for future earnings, and the outlook for our industry, our current financial condition and a range of subscription prices compared to market prices in various prior rights offerings.

We retained Tamir Fishman to render an opinion to our board of directors as to the fairness, from a financial point of view, of the rights offering to our existing shareholders taken as a whole.  The opinion does not constitute a recommendation as to whether you should exercise your subscription rights in the rights offering.  We have agreed to pay Tamir Fishman a fee of $50,000 and reimburse it for reasonable out-of-pocket expenses in connection with the fairness opinion.  We have further agreed to indemnify Tamir Fishman and certain other parties affiliated or associated with Tamir Fishman against certain claims, liabilities and expenses related to or arising in connection with the rendering by Tamir Fishman of its services as described in this prospectus.  The fairness opinion does not determine the fairness of the pricing of the private placement to Mr. Kirsh or the fairness of any premiums or consideration due to us or our shareholders as the result of the increase of Mr. Kirsh’s beneficial ownership of our company to more than 25%.

The subscription price does not necessarily bear any relationship to any other established criteria for value.  You should not consider the subscription price as an indication of value of our company or our ordinary shares.  You should not assume or expect that, after the rights offering, our ordinary shares will trade at or above the subscription price in any given time period.  The market price of our ordinary shares may decline during or after the rights offering, and you may not be able to sell the shares of our ordinary shares purchased during the rights offering at a price equal to or greater than the subscription price.  You should obtain a current quote for our ordinary shares before exercising your subscription rights and make your own assessment of our business and financial condition, our prospects for the future, and the terms of this rights offering.  On June 20, 2011, the last reported sale price of our ordinary shares on the NASDAQ Global Market was $3.03 per share and on June 20, 2011, the last reported sale price of our ordinary shares on the TASE was NIS 10.50 per share.

Methods of Exercise of Rights for Record Holders

American Stock Transfer & Trust Company, LLC will act as the U.S. subscription agent in connection with the rights offering with respect to holders of our ordinary shares that are registered on our shareholder register maintained by American Stock Transfer & Trust Company, LLC the transfer agent of our ordinary shares, including shares registered in the name of Cede & Co for the benefit of brokers, dealers, banks and other nominees (other than the TASE Clearing House).  The U.S. subscription agent will receive for its administrative, processing, invoicing and other services a fee estimated to be approximately $8,000 plus reimbursement for all reasonable out-of-pocket expenses related to the rights offering.

Rights are evidenced by subscription rights certificates that will be mailed to record date shareholders registered on our shareholder register maintained by American Stock Transfer & Trust Company, LLC.  The rights certificate will be accompanied by a copy of this prospectus, and on the back of the rights certificate will be a rights exercise form.

If you are a record owner of our ordinary shares, you may exercise your rights by delivering a signed exercise form on the back of your rights certificate to American Stock Transfer & Trust Company, LLC, together with payment in full of the subscription price for all shares subscribed for through the exercise of the subscription right and the over-subscription right, by 5:00 p.m., New York City time (midnight Israel time), on July 25, 2011.  Completed subscription rights certificates of record holders and payment for the exercise of your rights must be sent to the U.S. subscription agent by one of the methods described below.

By Hand: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 59 Maiden Lane New York, New York 10038	By Mail or Overnight Courier: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Delivery to an address other than the address listed above will not constitute valid delivery and, accordingly, may be rejected by us.

All payments to the U.S. subscription agent must be in U.S. dollars by bank check drawn upon a United States or foreign bank or branch and payable to “American Stock Transfer & Trust Company, LLC, as Subscription Agent.”  Payment also may be made by wire transfer to the account maintained by American Stock Transfer & Trust Company, LLC for this rights offering at JPMorgan Chase Bank, 55 Water Street, New York, New York 10005, ABA #021000021, Account # 530-354624 American Stock Transfer FBO Magal Security Systems Ltd., with reference to the rights holder's name.

If you are a holder of our ordinary shares that is registered on our shareholder register maintained by American Stock Transfer & Trust Company, LLC and you reside in Israel, rather than exercising via the U.S. subscription agent, you may, at your option, exercise your subscription rights by delivering your executed subscription rights certificate to our offices at 17 Altalef Street, Industrial Zone, Yehud, Attention: Ilan Ovadia, accompanied by evidence of a wire transfer or a bank check drawn on a bank located in Israel payable to “Magal Security Systems Ltd.”  Payment to us may be denominated in U.S. dollars or in NIS, at the representative rate of exchange most recently published by the Bank of Israel at the time of payment.  Any wire transfer to us should be sent to the following account of Magal Security Systems Ltd.: Bank LEUMI LE ISRAEL B.M, Tel-Aviv Main Branch, Account No. 116320/49, IBAN: IL070108000000011632049; SWIFT CODE: LUMIILITTLV, with reference to the rights holder’s name.  Completed subscription rights certificates and related payments must be received by us prior to 5:00 p.m., New York City time (midnight, Israel time), on July 25, 2011.  We may agree to accept other forms of payment requested by you.

The U.S. subscription agent or we, as applicable, will deposit all funds received prior to the final payment date into a segregated account pending pro-ration and distribution of the ordinary shares.

The method of delivery of subscription rights certificates and payment of the subscription price to the U.S. subscription agent or us will be at the election and risk of the participating rights holders, but if sent by mail it is recommended that such certificates and payments be sent by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the U.S. subscription agent or us and clearance of payment prior to 5:00 p.m., New York City time (midnight, Israel time), on July 25, 2011.

Whichever of the methods described above is used, issuance of the ordinary shares is subject to collection of checks and actual payment.

If a participating rights holder who subscribes for shares as part of the subscription right or over-subscription right does not make payment of any amounts due by the expiration date, the U.S. subscription agent or Magal, as applicable, reserves the right to take any or all of the following actions: (i) reallocate the ordinary shares to other participating rights holders in accordance with the over-subscription right; (ii) apply any payment actually received by it from the participating rights holder toward the purchase of the greatest whole number of ordinary shares which could be acquired by such participating rights holder upon exercise of the basic subscription and any over-subscription right; and/or (iii) exercise any and all other rights or remedies to which it may be entitled, including the right to set off against payments actually received by it with respect to such subscribed for ordinary shares.

Exercise of Rights by Beneficial Owners Who Are Not Record Holders

If you are a beneficial owner of our ordinary shares and hold them through a broker, dealer, bank or other nominee (including a member of DTC or the TASE Clearing House), rather than in your own name, you should expect your broker, dealer or other nominee to notify you of this rights offering and the procedures for exercising or transferring your rights.  If you wish to exercise your subscription rights, you should contact your nominee to exercise your subscription rights sufficiently in advance of the expiration of the subscription period in order to ensure timely delivery of a subscription rights certificate reflecting your exercise.  Your nominee will instruct you as to the proper time and form of payment of the subscription price.  In that case, the nominee will complete the subscription rights certificate on behalf of the record date shareholder and arrange for proper payment.

Summarized below are the procedures for exercising your rights if you are a beneficial owner whose ordinary shares are held through our Israeli nominee company (the Nominee Company of Bank Leumi Le-Israel Ltd.).

Procedures Applicable to Holders of Shares Through our Israeli Nominee Company

The Nominee Company of Bank Leumi Le-Israel Ltd. (Hevra Le-Rishumim of Bank Leumi Le-Israel Ltd.) will act as the Israeli subscription agent in connection with the rights offering with respect to our ordinary shares that are held through an Israeli brokerage firm that holds the rights through our Israeli nominee company, as well as the ordinary shares held in the DTC account of the TASE Clearing House for the benefit of brokers, dealers, banks and other nominees that are TASE Clearing House members.

We agreed with our U.S. transfer agent and the TASE Clearing House that the rights distributable with respect to the ordinary shares credited to the TASE Clearing House account at DTC as of the record date be distributed through the Nominee Company of Bank Leumi Le-Israel Ltd., instead of to the TASE Clearing House’s account at DTC.  In connection with such agreement, we agreed to indemnify and defend each of the TASE Clearing House, DTC, Cede & Co. and the American Stock & Transfer Company, LLC, and each of their respective subsidiaries and affiliates, officers, directors, employees, agents and attorneys, referred to together as the Indemnitees, against, and hold each of the Indemnitees harmless from, any and all losses, liabilities, damages, judgments, payments, obligations, costs and expenses (including costs of investigation and legal fees and expenses incurred in connection with such agreement), regardless of whether or not any liability, payment, obligation or judgment is ultimately imposed against the Indemnitees and any claim, counterclaim, demand, action, suit, countersuit, arbitration, inquiry, proceeding or investigation before any federal, state or foreign court or other tribunal, or any investigative or regulatory agency or self-regulatory organization suffered or incurred by the Indemnitees in connection with such agreement, except as a result of any Indemnitee’s willful misconduct or gross negligence.

The TASE Clearing House will credit the accounts of the respective TASE Clearing House members that hold our ordinary shares of record as of June 29, 2011 with one subscription right per two ordinary shares held in such accounts.  The TASE Clearing House members and members of TASE will notify their respective beneficial owners as soon as possible about the terms of the rights offering in order to ascertain their intentions and to obtain instructions with respect to the subscription rights, specifically if and how many basic subscription rights they elect to exercise, and in the event that they elect to exercise their basic subscription rights in full, if and how many rights they elect to subscribe for pursuant to the over-subscription right.

TASE members are required to send a written notice to their clients who are registered in their records as our shareholders on the record date notifying them that the rights will not be tradable on any stock exchange and that they can choose among the following three alternatives: (i) to not exercise their subscription rights at all; (ii) to exercise their basic subscription rights in full or in part; or (iii) to exercise their basic subscription rights in full and subscribe for all or portion of the rights pursuant to the over-subscription rights.  Such notice should also state that in the event that such member does not receive any instructions from the client on or prior to July 20, 2011, the client will be deemed to have declared that such client is not interested in exercising the rights and will further be deemed to have declared that such client is aware that such client's holdings in Magal will be diluted, that other rights holders may receive the benefit of such client’s unexercised subscription rights by subscribing for rights pursuant to the over-subscription rights of such other rights holders, resulting in the dilution of such client’s ownership percentages of the outstanding ordinary shares and that such client will not be able to receive any consideration for the rights as the rights are not transferable or tradable.

Beneficial owners who wish to exercise their subscription rights must notify their respective TASE members, no later than July 20, 2011, at the time determined by the applicable member, as to the number of basic subscription rights they elect to exercise, and, if they elect to exercise their basic subscription rights in full, the number of rights subscribed for pursuant to the over-subscription rights, if any.

TASE Clearing House members must deliver to the TASE Clearing House by 9:00 a.m. Israel time on July 24, 2011, a notice setting forth: (i) the total number of rights subscribed for through the exercise of the basic subscription rights of its respective clients and (ii) the total number of rights subscribed for pursuant to the over-subscription rights, if any, by such beneficial owners.  TASE members and TASE Clearing House members are required to ensure that any client that elected to exercises its over-subscription right has exercised its basic subscription right in full.  TASE Clearing House members bear the sole responsibility and liability for the results of any mistake in such member’s exercise notice.

The TASE Clearing House must notify, by 12:00 p.m. Israel time on July 24, 2011, the Nominee Company of Bank Leumi Le-Israel Ltd., which, in turn, must notify us by 12:00 p.m. Israel time on July 25, 2011, of (i) all exercises of basic subscription rights and (ii) all exercises of over-subscription rights by the TASE Clearing House members.

The TASE Clearing House will credit the accounts of the respective TASE Clearing House members with the ordinary shares issued to them in the rights offering, concurrently with the debit of the subscription price from such accounts, on August 2, 2011.  The payment of the subscription price will be denominated in NIS, at the “known” representative rate of exchange on August 1, 2011, which is the representative rate of exchange published by the Bank of Israel on the date prior to the payment date.  On such date, the Nominee Company of Bank Leumi Le-Israel Ltd. will transfer the related payment to us.

Set forth below is a summary of the offering timeline for holders of shares through our Israeli nominee company:

June 29, 2011	Record date
June 30, 2011	TASE Ex-day
July 20, 2011, at the time determined by the applicable TASE member
The last day for clients of TASE members to notify the applicable TASE member as to the number of basic subscription rights they elect to exercise, and to the extent that such basic subscription rights are exercised in full, the number of rights subscribed for pursuant to the over-subscription rights, if any.

July 24, 2011, by 9:00 a.m. Israel time	TASE Clearing House members deliver to the TASE Clearing House notices of rights exercised pursuant to the basic and over-subscription rights.
July 24, 2011, by 12:00 p.m. Israel time	TASE Clearing House delivers the notices of its members to the Nominee Company of Bank Leumi Le-Israel Ltd.
July 25, 2011, by 12:00 pm Israel time	Nominee Company of Bank Leumi Le-Israel Ltd. delivers the notices of TASE Clearing House members to Magal.

August 2, 2011
The issuance date of the ordinary shares issued in the rights offering.  TASE Clearing House credits the accounts of the respective TASE Clearing House members with the ordinary shares issued to them in the rights offering, concurrently with the debit of the subscription price from such accounts.

Nominee Holders

If you are a broker, a trustee or a depositary for securities that holds our ordinary shares for the account of others as a nominee holder, you should notify the respective beneficial owners of such shares as soon as possible of the issuance of the rights to find out such beneficial owners’ intentions.  You should obtain instructions from the beneficial owner with respect to the rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners.  If the beneficial owner so instructs, you should complete the appropriate subscription certificates.  A nominee holder that holds shares for the account(s) of more than one beneficial owner may exercise the number of rights to which all such beneficial owners in the aggregate otherwise would have been entitled if they had been direct record holders of our ordinary shares on the record date, so long as the nominee submits the appropriate subscription certificates and certifications and proper payment to us.  If you are a member of the TASE, you must comply with the rules of the TASE with respect to providing notices to and receiving instructions from your clients.

General

All questions as to the timeliness, validity, form, eligibility (including times of receipt and matters pertaining to beneficial ownership) and the acceptance of subscription forms and the subscription price will be determined by us, which determinations will be final and binding.  No alternative, conditional or contingent subscriptions will be accepted.

We reserve the right to reject any exercise if such exercise is not in accordance with the terms of the rights offering or not in proper form or if the acceptance thereof or the issuance of our ordinary shares thereto could be deemed unlawful.  We reserve the right to waive any deficiency or irregularity with respect to any subscription rights certificate.  Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion.  We will not be under any duty to give notification of any defect or irregularity in connection with the submission of subscription rights certificates or incur any liability for failure to give such notification.

Rights Not Transferable

The subscription rights may not be sold or transferred except for being transferable by operation of law, and will not be tradable on any trading market.

Delivery of Share Certificates

The issuance of ordinary shares purchased in the rights offering will be made on August 2, 2011.

If you are a record holder and the U.S. subscription agent has received your duly completed exercise form and your payment has cleared, certificates representing the ordinary shares that you acquired in the rights offering will be mailed to you promptly after such date.

Beneficial owners of our ordinary shares whose shares are held by a nominee, such as a broker, dealer or bank, rather than in their own name, will have any ordinary shares acquired in the rights offering credited to the account of such nominee on such date.  Shareholders whose ordinary shares are held of record by Cede & Co. on their behalf or on behalf of their broker, dealer, bank or other nominee that is a DTC member (other than the TASE Clearing House) will have any ordinary shares that they acquire in the rights offering issued in the name of Cede & Co.  Shareholders whose ordinary shares are held of record by our Israeli nominee company, the Nominee Company of Bank Leumi Le-Israel Ltd., on their behalf or on behalf of their broker, dealer, bank or other nominee that is a TASE Clearing House member will have any ordinary shares that they acquire in the rights offering issued in the name of Cede & Co. for the DTC account of the TASE Clearing House.

Our Share Price Following the Rights Offering

NASDAQ will not reduce the opening price of our ordinary shares at the opening of trading on the NASDAQ Ex-day, which is the first day that our ordinary shares will trade on NASDAQ without entitlement to receive the rights.  The NASDAQ Ex-day for the rights offering will be the first trading day on NASDAQ following the record date and therefore, will be June 30, 2011.  The TASE will reduce the opening price of our ordinary shares at the opening of trading on the TASE Ex-day, which is the first day that our ordinary shares will trade on the TASE following the record date without entitlement to receive the rights.  The TASE Ex-day for the rights offering will be the first trading day on the TASE following the record date and therefore, will be June 30, 2011.  For this purpose the TASE employs a reduction formula in which the numerator is the sum of: (i) the number of shares entitling the shareholder to one right, referred to as the Base Unit, multiplied by the share’s closing price on the TASE on the record date, referred to as the Closing Price, and (ii) the subscription price; and the denominator is the sum of the Base Unit and the number of shares issuable upon exercise of one right, provided however, that if the Closing Price is lower than the result of the foregoing formula, the opening price on the TASE Ex-day will be the Closing Price.

ERISA and Tax Considerations for U.S. Retirement Plans

Under the Employee Retirement Income Security Act of 1974, as amended, or ERISA, fiduciary responsibility requirements may impact the exercise of rights by fiduciaries acting on behalf of U.S. retirement and other employee benefit plans.  Moreover, ERISA and the Internal Revenue Code of 1986, as amended, or the Code, contain prohibited transaction rules that may preclude the exercise of rights by retirement and other plans that are subject to Section 4975 of the Code.  In addition, retirement plans, including governmental retirement plans, should also be aware that if they borrow in order to finance their exercise of rights, they may become subject to the tax on unrelated business income under Section 511 of the Code.  If any portion of an individual retirement account, or an IRA, is used as security for a loan, the portion so used is treated as distributed to the IRA owner for tax purposes.  Due to the complexity of these rules and the penalties for noncompliance, retirement plans should consult with their counsel and other advisers regarding the consequences of their exercise of rights under ERISA and the Code.

If You Have Questions

If you have any questions or need further information about the rights offering, or for additional copies of this prospectus or subscription rights certificates, please contact our Information Agent for the rights offering, Phoenix Advisory Partners, toll free at (800) 576-4314 or if you are a bank or broker at (212) 493-3910, or, if you are located in Israel, you may also contact Ilan Ovadia, our Chief Financial Officer, at +972-3-5391490. during their respective normal business hours.

PLAN OF DISTRIBUTION

Immediately following the record date of this rights offering, we will distribute, at no cost, the subscription rights certificates and copies of this prospectus to all holders of record of our ordinary shares on June 29, 2011.  If you wish to exercise your basic subscription rights and the over-subscription rights and purchase our ordinary shares, you should complete the subscription rights certificate and return it, with payment of the subscription price, or follow the procedure for subscription by shareholders whose ordinary shares are held by a nominee, as set forth in “The Rights Offering - Methods for Exercising Rights.”

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital consists of NIS 19,748,000 ordinary shares, par value NIS 1.00 each.  All our ordinary shares have the same rights, preferences and restrictions, some of which are detailed below.  At the general meeting of shareholders, our shareholders may, subject to certain provisions detailed below, create different classes of shares, each class bearing different rights, preferences and restrictions.

The rights attached to the ordinary shares are as follows:

Dividends Rights.  Holders of ordinary shares are entitled to participate in the payment of dividends in accordance with the amounts paid-up or credited as paid up on the nominal value of such ordinary shares at the time of payment (without taking into account any premium paid thereon).  However, under article 13 of our articles of association no shareholder will be entitled to receive any dividends until the shareholder has paid all calls then currently due and payable on each ordinary share held by such shareholder.

The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law.  Declaration of a final dividend requires the approval by ordinary resolution of our shareholders at a general meeting of shareholders.  Such resolution may reduce but not increase the dividend amount recommended by the board of directors.  Dividends may be paid, in whole or in part, by way of distribution of dividends in kind.

Voting Rights.  Holders of ordinary shares are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.  Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Generally, resolutions are adopted at the general meeting of shareholders by an ordinary resolution, unless the Israeli Companies Law or our articles of association require an extraordinary resolution.  An ordinary resolution, such as a resolution approving the declaration of dividends or the appointment of auditors, requires approval by the holders of a simple majority of the shares represented at the meeting, in person or by proxy, and voting on the matter.  An extraordinary resolution requires approval by the holders of at least 75% of the shares represented at the meeting, in person or by proxy, and voting on the matter.  The primary resolutions required to be adopted by an extraordinary resolution of the general meeting of shareholders are resolutions to:

•	amend the memorandum of association or articles of association;

•	change the share capital, for example by increasing or canceling the authorized share capital or modifying the rights attached to shares; and

•	approve mergers, consolidations or winding up of our company.

Our articles of association do not contain any provisions regarding a classified board of directors or cumulative voting for the election of directors.  Pursuant to our articles of association, our directors (except the external directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected.  All the members of our board of directors (except the external directors) may be reelected upon completion of their term of office.

Rights to Share in the Company’s Profits.  Our shareholders have the right to share in our profits distributed as a dividend or any other permitted distributions.

Liquidation Rights.  Article 111 of our articles of association provides that upon any liquidation, dissolution or winding-up of our company, our remaining assets will be distributed pro-rata to our ordinary shareholders.

Redemption.  Under Article 38 of our articles of association, we may issue redeemable stock and redeem the same.

Capital Calls.  Under our memorandum of association and the Israeli Companies Law, the liability of our shareholders is limited to the par value of the shares held by them.

Modifications of Share Rights

The rights attached to a class of shares may be altered by an extraordinary resolution of the general meeting of shareholders, provided the holders of 75% of the issued shares of that class approve such change by the adoption of an extraordinary resolution at a separate meeting of such class, subject to the terms of such class.  The provisions of the articles of association pertaining to general meetings of shareholders also apply to a separate meeting of a class of shareholders.  Shares which confer preferential or subordinate rights relating to, among other things, dividends, voting, and payment of capital may be created only by an extraordinary resolution of the general meeting of shareholders.

General Meetings of Shareholders

Under the Israeli Companies Law a company must convene an annual meeting of shareholders at least once every calendar year and within 15 months of the last annual meeting.  Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required.  Our board of directors may, in its discretion, convene additional meetings as “special general meetings.”  In addition, the board must convene a special general meeting upon the demand of two of the directors, 25% of the nominated directors, one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company.

A shareholder present, in person or by proxy, at the commencement of a general meeting of shareholders may not seek the cancellation of any proceedings or resolutions adopted at such general meeting of shareholders on account of any defect in the notice of such meeting relating to the time or the place thereof.  Shareholders who are registered in our register of shareholders at the record date may vote at the general meeting of shareholders.  The record date is set in the resolution to convene the general meeting of shareholders, provided, however, that such record date must be between 14 to 21 days or, in the event of a vote by ballots, between 28 to 40 days prior the date the general meeting of shareholders is held.

The quorum required for a general meeting of shareholders consists of at least two record shareholders, present in person or by proxy, who hold, in the aggregate, at least one third of the voting power of our outstanding shares.  A general meeting of shareholders will be adjourned for lack of a quorum after half an hour from the time appointed for such meeting to the same day in the following week at the same time and place or any other time and place as the board of directors designates in a notice to the shareholders.  At such reconvened meeting, if a quorum is not present within half an hour from the time appointed for such meeting, two or more shareholders, present in person or by proxy, will constitute a quorum.  The only business that may be considered at an adjourned general meeting of shareholders is the business that might have been lawfully considered at the general meeting of shareholders originally convened and the only resolutions that may be adopted are the resolutions that could have been adopted at the general meeting of shareholders originally convened.

Limitations on the Right to Own Our Securities

Neither our memorandum or articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of our ordinary shares by non-residents, except that the laws of the State of Israel may restrict the ownership of ordinary shares by residents of countries that are in a state of war with Israel.

Provisions Restricting a Change in Control of Our Company

The Israeli Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction.  The approval of the board of directors of both companies is subject to such boards’ confirmation that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors.  Each company must notify its creditors about the contemplated merger.  Under our articles of association, such merger must be approved by a resolution of the shareholders, as explained above.  The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Israeli Companies Law and regulations promulgated thereunder.  For purposes of the shareholders’ approval, the merger will not be deemed as granted unless the court determines otherwise, if it is not supported by the majority of the shares represented at the general meeting, other than those shares that are held by the other party to the merger or by any shareholder holding 25% or more of the outstanding share capital of the company or the right to appoint 25% or more of the members of the board of directors.

The Israeli Companies Law also provides that an acquisition of shares of a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder in the company.  An acquisition of shares of a public company must also be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company and there is no existing 45% or greater shareholder in the company.  These requirements do not apply if the acquisition (i) was made through a private placement that received shareholder approval, (ii) was from a 25% shareholder of the company and resulted in the acquirer becoming a 25% shareholder of the company or (iii) was from a 45% shareholder of the company and resulted in the acquirer becoming a 45% shareholder of the company.  The special tender offer must be extended to all shareholders but, the offer may include explicit limitations allowing the offeror not to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  The special tender offer may be effected only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of the outstanding shares, the acquisition must be made by means of a tender offer for the entire outstanding shares.  In such event, if less than 5% of the outstanding shares are not tendered in the tender offer, all the shares of the company will be deemed as tendered and sold.  However, if more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire any shares at all.  The law provides for appraisal allowing any shareholder to file a motion to the court within three months following the consummation of a full tender offer.  However, pursuant to recent amendment of the Israeli Companies Law, effective as of May 14, 2011, the terms for filing the request for appraisal has been extended to six months.  In addition, in the event of a full tender offer, the offeror may determine that any shareholder who accepts the offer will not be entitled to appraisal rights.  Such determination will be effective only if the offeror or the company has timely published all the information that is required to be published in connection with such full tender offer pursuant to all applicable laws.

In addition, the purchase of 25% or more of the outstanding share capital of a company or the purchase of substantial assets of a company requires, under certain conditions, the approval of the Restrictive Practices Authority.  Furthermore if the target company has received tax incentives of grants from the Office of the Chief Scientist, changes in ownership may require also the approval of the tax authorities or the Office of the Chief Scientist, as applicable.

Disclosure of Shareholders’ Ownership

The Israeli Securities Law, 5728-1968 and regulations promulgated thereunder contain various provisions regarding the ownership threshold above which shareholders must disclose their share ownership.  However, these provisions do not apply to companies, such as ours, whose shares are publicly traded in Israel as well as outside of Israel.   As a result of the listing of our ordinary shares on the TASE, we are required pursuant to the Israeli Securities Law and the regulations promulgated thereunder to deliver to the Israeli Share Registrar, the Israeli Securities Exchange Commission and the TASE, all reports, documents, forms and information received by us from our shareholders regarding their shareholdings, provided that such information was published or required to be published under applicable foreign law.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the material U.S. federal income tax consequences of the receipt, ownership, exercise, and expiration of subscription rights distributed to U.S. Holders (as defined below) pursuant to the rights offering.  This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, the final, temporary and proposed U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof and the U.S./Israel Income Tax Treaty, all as of the date hereof and all of which are subject to change (possibly with retroactive effect) or different interpretations.  For purposes of this summary, a “U.S. Holder” will be deemed to refer only to any of the following holders of our ordinary shares:

•	an individual who is either a U.S. citizen or a resident of the United States for U.S. federal income tax purposes;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax regardless of the source of its income; and

•
a trust, if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This summary does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders by reason of their particular circumstances, including potential application of the U.S. federal alternative minimum tax, any aspect of state, local or non-U.S. federal tax laws or U.S. federal tax laws other than U.S. federal income tax laws.  In addition, this summary is directed only to U.S. Holders who hold our ordinary shares as “capital assets” within the meaning of Section 1221 of the Code and does not address the considerations that may be applicable to particular classes of U.S. Holders, including financial institutions, regulated investment companies, real estate investment trusts, pension funds, insurance companies, broker-dealers, tax-exempt organizations, grantor trusts, partnerships or other pass-through entities and partners or other equity owners in such partnerships or pass-through entities, U.S. Holders whose functional currency is not the U.S. dollar, U.S. Holders who have elected mark-to-market accounting, U.S. Holders who acquired our ordinary shares through the exercise of options or otherwise as compensation, U.S. Holders who hold our ordinary shares as part of a “straddle,” “hedge” or “conversion transaction,” U.S. Holders selling our ordinary shares short, U.S. Holders deemed to have sold our ordinary shares in a “constructive sale,” and U.S. Holders, directly, indirectly or through attribution, of 10% or more (by vote or value) of our outstanding ordinary shares.

Each U.S. Holder should consult with his, her or its own tax advisor as to the particular tax consequences to him, her or it of the receipt, ownership, exercise, sale and expiration of subscription rights, including the effects of applicable tax treaties, state, local, foreign or other tax laws and possible changes in the tax laws.

Issuance of Subscription Rights

A U.S. Holder’s receipt of subscription rights pursuant to the rights offering likely will not be taxable under U.S. federal income tax laws.  The distribution of the subscription rights would be taxable under U.S. federal income tax laws if it were part of a “disproportionate distribution,” that is, if it were to have the effect of the receipt of cash or other property by some holders of our ordinary shares and an increase in the proportionate interest of other holders of our ordinary shares in our assets or earnings and profits.  The following discussion of the material U.S. federal income tax consequences of the rights offering assumes that U.S. Holders will not be subject to U.S. federal income tax upon the receipt of subscription rights pursuant to the rights offering.

Tax Basis and Holding Period of Subscription Rights

A U.S. Holder’s tax basis in subscription rights received pursuant to the rights offering generally must be determined by allocating such U.S. Holder’s tax basis in his, her or its ordinary shares between such ordinary shares and the subscription rights based on their respective fair market values on the date of the rights distribution.  If the fair market value of the subscription rights is less than 15% of the fair market value (on the date of distribution) of the ordinary shares with respect to which the rights are distributed, however, the U.S. Holder’s tax basis in the subscription rights received pursuant to the rights offering will be zero, unless such U.S. Holder irrevocably elects (in his, her or its U.S. federal income tax return for the tax year in which the subscription rights are received) to allocate a portion of the tax basis of his, her or its ordinary shares to such subscription rights as described in the preceding sentence.  Tax basis may not be allocated to subscription rights which expire without having been exercised at the end of the subscription period.  The holding period of subscription rights received pursuant to the rights offering will include the holding period of the ordinary shares with respect to which the subscription rights were distributed.

Expiration of Subscription Rights

If a U.S. Holder does not exercise his, her or its subscription rights prior to the end of the subscription period and such U.S. Holder continues to hold the ordinary shares with respect to which the subscription rights were distributed, such U.S. Holder will recognize no gain or loss and his, her or its tax basis in the ordinary shares with respect to which the subscription rights were distributed will be equal to such U. S. Holder’s tax basis in such ordinary shares before receipt of the subscription rights.  If a U.S. Holder’s subscription rights expire without exercise after the U.S. Holder has disposed of the ordinary shares with respect to which the subscription rights were distributed, such U.S. Holder likely would recognize a capital loss which generally would be treated as U.S.-source capital loss for purposes of computing any allowable U.S. foreign tax credit.  Such capital loss would be short-term or long-term capital loss, depending on the U.S. Holder’s holding period with respect to the subscription rights, determined as described in “– Tax Basis and Holding Period of Subscription Rights” above.  Deductions for capital losses are subject to limitations under the Code.

Exercise of Subscription Rights; Tax Basis and Holding Period of Ordinary Shares

A U.S. Holder will not recognize any gain or loss upon the exercise of subscription rights.  A U.S. Holder’s initial tax basis in each share received upon the exercise of a subscription right will be equal to the sum of the subscription price paid plus the U.S. Holder’s tax basis, if any, in such subscription right, determined as described in “–Tax Basis and Holding Period of Subscription Rights” above.

A U.S. Holder’s holding period for the ordinary shares acquired upon the exercise of a subscription right will begin on the date of exercise.

If a U.S. Holder exercises a subscription right received in the rights offering after disposing of ordinary shares at a loss, or if a U.S. Holder disposes of ordinary shares at a loss soon after exercising a subscription right, the deductibility of such loss resulting from the sale of the ordinary shares may be limited under the “wash sale” rules in Section 1091 of the Code.  U.S. Holders should consult their tax advisors regarding the potential application of these rules.

Acquisition, Ownership and Disposition of Ordinary Shares

For a discussion of the material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our ordinary shares, including the taxation of any dividends paid with respect to our ordinary shares, the treatment of a U.S. Holder’s sale or other disposition of our ordinary shares and the potential application of U.S. information reporting requirements and backup withholding taxes, see “Item 10E. Taxation – United States Federal Income Tax Consequences” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2010, which is incorporated by reference in this prospectus.

U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares and the potential application of U.S. information reporting requirements and backup withholding taxes.

CERTAIN ISRAELI TAX CONSIDERATIONS

The following summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law.  To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities will accept the views expressed in the discussion in question.  The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.  Each holder of ordinary shares is urged to consult his, her or its own tax advisor with respect to the particular tax consequences of the rights offering to him, her or it.

The Distribution of the Subscription Rights

We do not believe that the receipt and exercise of your subscription rights will be taxable; however, no tax ruling from the Israeli Income Tax Authority will be sought for the rights offering.

Capital Gains Tax

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of capital assets (or rights to capital assets) located in Israel, including shares of Israeli companies by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.  The law distinguishes between real gain and inflationary surplus.  The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index, or a foreign currency exchange rate, between the date of purchase and the date of sale.  The real gain is the excess of the total capital gain over the inflationary surplus.

Provisions of Israeli tax law may treat a sale of securities listed on a stock exchange differently than the sale of other securities.

Israeli Residents

Generally, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless, among others, such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%.  Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares, unless such companies were not subject to the Israeli Income Tax (Inflationary Adjustment) Law, 5745-1985, or the Inflationary Adjustments Law, (or certain regulations) as of August 10, 2005, in which case the applicable tax rate is 25%.  However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

Section 94(D) of the Israeli Income Tax Ordinance [New Version], 1961, or the Tax Ordinance, defines “bonus shares” as “including the benefit component in rights issued or in shares originating in such rights.”  Section 94(A) of the Tax Ordinance provides that at the time of disposition of bonus shares issued to an individual, company or association of individuals, or at the time of sale of shares in respect of which the bonus shares were issued, defined as the Principal Shares, the bonus shares will be deemed to have been purchased on the date the Principal Shares were purchased.  In addition, the section provides that the original price (i.e., tax basis) of one bonus share or one Principal Share will be a sum whose proportion to the total original price of all bonus shares and Principal Shares will be the same as the proportion of the par value of one such share to the total par value of all the aforementioned shares.  In accordance with Section 94(E) of the Tax Ordinance, the Minister of Finance of Israel may, subject to the approval of the finance committee of the Israeli Parliament, promulgate rules for calculating the amount of the benefit component.  Such rules have not been published.

The original price of our shares acquired by individuals prior to January 1, 2003 will generally be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003.  However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli Residents

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside of Israel, provided however that such shareholders did not acquire their shares prior to an initial public offering, that the gains did not derive from a permanent establishment of such shareholders in Israel, and that such shareholders are not subject to the Inflationary Adjustments Law.  However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In certain instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

In addition, pursuant to the Convention between the Government of the United States of America and the Government of Israel with respect to Taxes on Income, as amended, or the U.S. – Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.- Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty generally will not be subject to Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to particular conditions, or the unless capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel.  In such case, the Treaty U.S. Resident would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.  The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

EXPENSES ASSOCIATED WITH THE RIGHTS OFFERING

We have agreed to pay substantially all of the expenses incidental to the rights offering, including, without limitation, all registration and filing fees, fees and expenses of our counsel and accountants and transfer agent and subscription agent fees.  We estimate that the expenses for which we will be responsible in connection with the rights offering will be approximately $225,000.  The following table sets forth the various expenses expected to be incurred by us in connection with the rights offering.  All amounts shown are estimates, except the Securities and Exchange Commission registration fee.

SEC registration fee	1,916
Printing, EDGAR and mailing fees	16,500
Legal fees and expenses	100,000
Accounting fees and expenses	26,500
Subscription agent fees and expenses	8,000
Information agent fees and expenses	7,000
Miscellaneous expenses	65,084
Total expenses	$225,000

FOREIGN EXCHANGE CONTROLS AND OTHER LIMITATIONS

Non-residents of Israel who purchase our ordinary shares may freely convert all amounts received in Israeli currency in respect of such ordinary shares, whether as a dividend, liquidation distribution or as proceeds from the sale of the ordinary shares, into freely-repatriable non-Israeli currencies at the rate of exchange prevailing at the time of conversion (provided in each case that the applicable Israeli income tax, if any, is paid or withheld).

Until May 1998, Israel imposed extensive restrictions on transactions in foreign currency. These restrictions were largely lifted in May 1998.  Since January 1, 2003, all exchange control restrictions have been eliminated (although there are still reporting requirements for foreign currency transactions).  Legislation remains in effect, however, pursuant to which currency controls can be imposed by administrative action at any time.

The State of Israel does not restrict in any way the ownership or voting of our ordinary shares by non-residents of Israel, except with respect to subjects of countries that are in a state of war with Israel.

LEGAL MATTERS

The validity of the securities offered hereby and other legal matters concerning the rights offering relating to Israeli law will be passed upon for us by S. Friedman & Co., Tel Aviv, Israel.  Some legal matters relating to United States law will be passed upon for us by Carter Ledyard & Milburn LLP, New York, New York.

EXPERTS

Our consolidated financial statements as of December 31, 2009 and 2010, and for each of the three years ended December 31, 2010 included in our Annual Report on Form 20-F for the year ended December 31, 2010, have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon and incorporated herein.  Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

MATERIAL CHANGES

Except as otherwise described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2010, in our Reports on Form 6-K filed or submitted under the Exchange Act and incorporated by reference herein and as disclosed in this prospectus, no reportable material changes have occurred since December 31, 2010.

THE ISRAEL SECURITIES AUTHORITY EXEMPTION

This prospectus has been prepared based on the requirements of the U.S. Securities Act of 1933, as amended, or the U.S. Securities Act, and the Israeli Securities Law, 5768-1968, or the Israeli Securities Law, and in accordance with the requirements of the Securities and Exchange Commission for Registration Statements on Form F-1.  This prospectus, as will be filed and published in Israel, is identical to the prospectus that was filed with the United States Securities and Exchange Commission, except that the prospectus to be filed and published in Israel also contains the legal opinion of S. Friedman & Co., our Israeli counsel (comprising Exhibit 5.1 to the prospectus to be filed and published in Israel), which is different to the legal opinion of our Israeli counsel comprising Exhibit 5.1 to the Registration Statement on Form F-1 that has been filed with, and declared effective by, the United Securities and Exchange Commission (File No. 333-174121), and our auditors’ consents (comprising Exhibits 23.1 and 23.2 to the prospectus to be filed and published in Israel), which are different to the consents of our auditors comprising Exhibits 23.1 and 23.2 to such Registration Statement on Form F-1.

Section 35(29) of the Israeli Securities Law authorizes the Israel Securities Authority, or the ISA, to grant an exemption from the application of the Securities Regulations (Prospectus Details, Format and Form), 1969, to companies whose shares are dually listed on the TASE and certain foreign stock exchanges, including the NASDAQ Global Market, that offer their securities to the public in Israel pursuant to a prospectus.  Such exemption requires that the prospectus filed and published in Israel be prepared in accordance with the requirements of the U.S. Securities Act and Form F-1 registration statement.  We received such an exemption in connection with this rights offering.

The TASE and NASDAQ have approved the listing of the ordinary shares offered hereby on the TASE and NASDAQ Global Market, respectively.

Nothing in the ISA exemption or the TASE and NASDAQ approvals should be interpreted as a verification of the information contained in this prospectus, an approval of the accuracy or completeness of such information or an expression of any view as to the quality of the securities we are distributing.

We obtained all the approvals and permits required under applicable law for the distribution of the rights and ordinary shares and for the publication of this prospectus.  We are not making an offer in any state or jurisdiction or under any circumstances where the offer is not permitted.

WHERE YOU CAN FIND MORE INFORMATION;
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which means that we are required to file annual and periodic reports and other information with the Securities and Exchange Commission, or the SEC.  You may read and copy any materials that we file with the SEC at the Public Reference Room of the SEC at 100 F Street, NE, Washington D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet website at http://www.sec.gov where you can access reports, proxy, information and registration statements, and other information regarding us that we file electronically with the SEC.  In addition, we make available, without charge, through our website, www.magal-S3.com, electronic copies of various filings with the SEC, including copies of our Annual Report on Form 20-F.  The information on our website is not and should not be considered part of this prospectus and is not incorporated into this prospectus by reference.

Since we are also listed on the TASE, we submit copies of all our filings with the SEC to the ISA and TASE.  Such copies can be retrieved electronically through the MAGNA distribution site of the ISA (www.magna.isa.gov.il) and through the TASE internet messaging system (www.maya.tase.co.il).

The SEC and the Israeli Securities Law allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring to those documents filed separately with the SEC.  The information we incorporate by reference is an important part of this prospectus.  We are incorporating by reference in this prospectus the documents listed below, all of which we have previously filed with the SEC and through the MAGNA distribution site of the ISA (www.magna.isa.gov.il).

•	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2010;

•	Our Reports on Form 6-K furnished to the Securities and Exchange Commission on April 11, 2011, April 12, 2011, May 31, 2011 (two reports), June 7, 2011 and June 14, 2011; and

•	The description of our ordinary shares contained in our Annual Report on Form 20-F for the year ended December 31, 2010.

Any statement contained in a document that is incorporated by reference into this prospectus will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement.  Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

We will provide a copy of any or all of the reports or filings that we have incorporated in this prospectus at no cost, by writing or telephoning us at the following address or telephone number:

Magal Security Systems Ltd.
P.O. Box 70, Industrial Zone
Yehud 56100, Israel
Attention: Ilan Ovadia
Tel: (972)(3)539-1444

ENFORCEABILITY OF CIVIL LIABILITIES

Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, all of whom reside outside the United States, may be difficult to obtain within the United States.  Furthermore, because substantially all of our assets, all of our directors and officers and the Israeli experts named in this prospectus are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, S. Friedman & Co., that there is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel.  However, subject to specified time limitations, an Israeli court may declare a foreign civil judgment enforceable if it finds that:

•	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment,

•	the judgment is no longer appealable,

•
the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy, and

•	the judgment is executory in the state in which it was given.

Even if the above conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel.

An Israeli court also will not declare a foreign judgment enforceable if:

•	the judgment was obtained by fraud,

•	there was no due process,

•	the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel,

•	the judgment is at variance with another judgment that was given in the same matter between the same parties and which is still valid, or

•	at the time the action was brought in the foreign court a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency.  The usual practice in an action to recover an amount in non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in NIS at the rate of exchange on the date of payment, but the judgment debtor also may make payment in non-Israeli currency.  Pending collection, the amount of the judgment of an Israeli court stated in NIS ordinarily will be linked to the Israel consumer price index plus interest at the annual rate (set by Israeli law) prevailing at that time.  Judgment creditors bear the risk of unfavorable exchange rates.

MAGAL SECURITY SYSTEMS LTD.

SUBSCRIPTION RIGHTS TO PURCHASE UP TO 5,273,274 SHARES

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PROSPECTUS

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You should rely only on the information incorporated by reference or provided in this prospectus.  We have not authorized anyone to provide you with different information.  We are not making any offer to sell or buy any of the securities in any state where the offer is not permitted.  You should not assume that the information in this prospectus is accurate as of any date other than the date that appears below.

June 21, 2011